
03059872

ARS

eakfast Time...

Lunch Time...

Snack Time...

Dinner Time...

Any Time...






...Come and Get It!
ConAgra Foods, Inc. 2003 Annual Report

ConAgra Foods INC

BUTTERBALL · HEALTHY CHOICE · Banquet · ACT II · Hunt's · ARMOU



We have what people wa
Hunt's
SnackPack
Marie Callender's
Wesson
SWISS MISS
Banquet
HEALTHY CHOICE
PAM
Hunt's
Orville
egg
beaters








Wherever and whenever people eat, ConAgra Foods provides consumers with the favorite foods they love – whether they make their purchase at the corner grocery, convenience store, supermarket, superstore or favorite restaurant. We provide trade customers with great service, favorite brands and products that keep their customers coming back for more. Understanding how people eat has helped us build trusted brands and products while earning a reputation for giving people what they want.










want, ConAgra Foods is earning trust and market presence as it becomes America's favorite food company. The table is set for our consumers, trade customers, investors and employees, so Come and Get It!



FINANCIAL HIGHLIGHTS

Dollars in millions except per share amounts	**May 25, 2003**	May 26, 2002
Net sales	**$19,839**	$25,473
Gross profit	**$ 3,823**	$ 3,977
Operating profit*	**$ 1,925**	$ 1,942
Income from continuing operations before equity method investment earnings, income taxes and changes in accounting	**$ 1,238**	$ 1,153
Income from continuing operations before cumulative effect of changes in accounting	**$ 840**	$ 735
Net income	**$ 775**	$ 783
Diluted earnings per share before change in accounting	**$ 1.45**	$ 1.47
Diluted earnings per share	**$ 1.46**	$ 1.47
Earnings return on year-beginning common stockholders' equity	**18.0%**	19.7%
Common stock price at year-end	**$ 23.01**	$ 24.76
Annualized common stock dividend rate at year-end	**$ 0.990**	$ 0.940
Employees at year-end	**63,000**	89,000

* Operating profit is profit before general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes. Refer to note 21 to the consolidated financial statements for a reconciliation of operating profit to income from continuing operations before cumulative effects of changes in accounting.








Whether it's breakfast time, lunch time, snack time, dinner time or anytime, consumers rely on ConAgra Foods for their favorite foods. They also look


Homestyle Bakes
Peter pan
egg beaters
Kid Cuisine


Peter pan

to our employees to serve them with passion and integrity. Investors rely on ConAgra Foods as both a well-governed company with a great future and a solid component of a balanced portfolio. Because so many people rely on us to deliver what they



FISCAL 2003 WAS A YEAR OF MAJOR ACCOMPLISHMENTS. We divested several non-core businesses as part of our ongoing plan to build a richer and stronger business model and posted solid financial results. The company earned $1.46 in EPS, which includes significant costs related to divestitures, while increasing operating margins, generating significant cash and improving the balance sheet. My thanks again go to the ConAgra Foods team for the quality and quantity of things they accomplished during a difficult economic environment.



LETTER TO SHAREHOLDERS

Several businesses that did not fit with our strategy of focusing on branded and value-added food opportunities were sold during the year. We previously declared that we would favorably change our portfolio, and that is exactly what was accomplished in fiscal 2003. Here's a recap of the major transactions recently completed or announced:

- The fresh beef and pork businesses were sold;
- Agreement was reached to sell the chicken business;
- The canned seafood business was sold; and
- The cheese processing business was sold.

These lower-margin protein businesses had insufficient product differentiation, and they exhibited a great deal of volatility in sales, profits and profit margins. They also had relatively high investments and low returns, especially in relation to the normal risks associated with these businesses. As such, they did not fit with our goals and were not in line with the strategic direction of the company. The fact that the company sold these businesses probably isn't a surprise; however, the fact that the company accomplished so much in such a short period of time is noteworthy.

We set our course to redeploy capital from lower-margin businesses into higher-margin, branded and value-added opportunities because that business mix will better serve our consumers, customers and shareholders now and over the long run. Looking forward, as we continue to increase margins, improve return on capital and favorably alter our portfolio, you can expect to see us take advantage of more portfolio-reshaping opportunities as they arise. On page 9 of this report, there is some commentary on the specifics of the deals made this year.

Of course, fiscal 2003 was marked by much more than just selling businesses. It was a very solid year in terms of financial results. We focused on building real strength to help ConAgra Foods successfully compete and become more profitable in the future. The reported EPS was $1.46, very close to last year's $1.47, in spite of the charges and expenses associated with all of the fiscal 2003 divestiture activity. Divestitures, transaction fees, accounting changes, insurance proceeds and other items make the fiscal 2003 EPS comparisons with fiscal 2002 EPS difficult. If you are interested in the details for the items affecting year-over-year EPS comparability, our fiscal year-end earnings release (June 26, 2003) and the supplemental question-and-answer document for that release are archived in the "Investors" section of our Web site at www.conagrafoods.com.

If we distill fiscal 2003's financial results to the basics, it was a solid year, reflecting increased operating margins, strong cash generation and further improvement to our balance sheet. Not surprisingly, overall sales and operating profits were less this fiscal year than last, but we planned for that as part of our transition program. Other factors favorably influenced fiscal 2003 EPS, including lower amortization expenses due to required accounting changes, significant improvement of our agricultural products business and lower interest expense due to both favorable market rates and a reduction in capital employed in the business. Here are some of the details:

- Packaged Foods' operating margins increased to 13.4% this year from 12.7% last year, fueled by mix improvement, sound cost management and growth for some key brands with strong margins.
- Overall, the company generated a significant amount of cash, closing the year with more than $600 million of cash on hand. Some of that cash came from proceeds collected this year from divestitures, which came close to $1 billion. As a result of the deals made this year, the company expects to receive significant additional cash proceeds in the future due to the structure of some of the divestitures.

We set our course to redeploy capital from lower-margin businesses into higher-margin, branded and value-added opportunities because that business mix will better serve our shareholders over the long term.

We want our Packaged Foods operating margins to continue to increase, and we are taking deliberate action toward that opportunity. Packaged Foods is the largest contributor to our overall sales and operating profits.

- Our overall operating margins increased to the highest level they have ever been, largely the result of the divestiture of low-margin businesses, the improvement in our agricultural products operations and a solid performance from the Packaged Foods segment. Details on our business segment sales and operating profits can be found on page 33.
- The cash generated from profitably operating our businesses and from divestitures enabled us to pay more than $500 million in dividends, invest approximately $400 million in assets to retool and support operations, retire an additional $200 million of debt on top of the $1.2 billion improvement last fiscal year, and increase our pension plan funding by more than $200 million to prepare for the future.

Although I am very pleased with fiscal 2003 overall, I also believe the year had some weak points. We wanted more profits from our Packaged Foods and Food Ingredients segments, but economic and competitive conditions worked against us. In the case of Food Ingredients, we were slow to develop strategic actions to address an increase in international competition. Volumes for both the Packaged Foods and Food Ingredients segments were below the targets for the year, so these areas are getting focused attention to improve future performance.

As you might expect, all of our businesses can improve. Now that we are more focused on branded and value-added food opportunities, our agenda includes improving and better coordinating our manufacturing, marketing, sales and distribution capabilities across our food product lines to build for an even stronger future. A great deal has been accomplished over the last few years as we implemented our plan to become a focused food company, but there is still significant work to be done with regard to the products we take to market and our cost structure. Four primary areas of importance, which are cornerstones of our strategy, include:

(1) building brands and reputations;
(2) generating product preference;
(3) creating competitive distribution advantages; and
(4) improving customer service.

BUILDING BRANDS AND REPUTATIONS

As a company focused on branded and value-added food opportunities, much of ConAgra Foods' strength is in our connection with consumers. As such, we can improve our profit prospects by substantially upgrading our marketing processes and practices to connect with consumers and serve trade customers more effectively. With the help of an accomplished team of people from both inside and outside our organization, we are aggressively re-examining how consumers think, feel and act toward our products. This involves many important areas of our business, ranging from product design to quality, packaging, presentation, advertising and promotion practices.

Because the power of our brands and the strength of our reputation are key to our future, we are devoting increasing amounts of energy and resources toward our marketing programs. That does not mean the company is planning to spend significantly more marketing money in the future. Rather, this strategy means the company is addressing how our marketing dollars are spent and what is achieved for the investment, so that the company effectively allocates the appropriate amount of marketing spend and achieves superior results from that investment. Equally important, the strategy means having processes in place that ensure the right level of expertise and capabilities in the company to take our brands to their full potential.

GENERATING PRODUCT PREFERENCE

Satisfying consumers with quality product experiences is the essence of ConAgra Foods' business. To capitalize on consumer trends, new product opportunities and best practices, the company is making some very important improvements to its quality platform as well as its research and development programs. We are establishing culinary Centers of Excellence, where product development teams, quality improvement teams and marketing resources from across the company come together in pursuit of a common goal – attracting and satisfying consumers. Through this strategy, great ideas and practices in one business or customer channel can be rapidly transferred to other channels, and common improvement opportunities across product categories can be quickly addressed. This should yield a more effective use of resources to predict and address consumer trends, reduce cycle times to commercialize new items and cultivate ideas that will improve the preference for ConAgra Foods' offerings to consumers.

CREATING DISTRIBUTION NETWORK ADVANTAGES

While the biggest factor for future success is satisfying consumers, that cannot happen without coordinated and cost-efficient manufacturing, distribution and customer service operations. As the company has become more focused, it has identified significant opportunities for customer service improvement by streamlining key operations.
We constantly strive to purchase, manufacture and deliver products better and more cost-effectively. We also strive to provide excellent service to our customers in the all-important areas

of order accuracy, fulfillment, storage, delivery, billing and cash collections. Making it simple and streamlined is the key, especially given diverse consumer preferences, the many products that satisfy those preferences, and the many different customer outlets and formats into which we sell. To improve in these important areas, we have been overhauling our distribution network over the last several quarters, and we are gaining traction.


Because the power of our brands and the strength of our reputation are key to our future, we are devoting increasing amounts of energy and resources toward our marketing programs.

During fiscal 2003, seven new distribution centers were opened, bringing the total to eight at fiscal year-end. We are targeting 15 such centers for shelf-stable, refrigerated and frozen food products when the process is completed. These distribution centers, which will be the cornerstone of our distribution network, will give us the flexible capabilities we need to serve our customers in the ways they wish to be served and allow us to reduce operating complexity, lower costs and lower our working capital investment. This is a multi-year project that should yield a significant payback.

IMPROVING CUSTOMER SERVICE

Another significant step was made this fiscal year by consolidating multiple customer service centers into one specialized facility to service retail channel customers. The company constructed and opened a new facility in Omaha, Nebraska, staffed by account-specific customer teams. With this strategy, best practices and collective knowledge can be used to efficiently deal with the issues that are part of day-to-day order processing, cash collections and customer interface transactions. Through this move, ConAgra Foods is significantly improving its overall customer service capabilities.

These types of improvements are designed to generate a direct financial benefit and stronger trade relationships. Solid trade relationships are instrumental in earning and maintaining brand preference as well as reputation, and those two things directly relate to the company's ability to grow its sales and profits. In recognition of its customer service progress, ConAgra Foods received outstanding vendor awards from such respected customers as Wal-Mart, Sysco Corporation, Wendy's and others. Our improvements and capabilities are getting noticed and making a difference, but we have more improvement opportunity ahead.

While future success is tied to brand building, cost management, margin enhancement and our overall reputation, there are other aspects of the company that reflect our commitment to shareholder value, and I would like to take a moment to touch on some of these.

DIVIDENDS

Dividends are part of our capital allocation discipline. We are committed to a strong dividend that balances the cash needed to grow the business with the cash available to distribute to shareholders. Our businesses have been strong cash generators over the years, so we have a discipline of paying out a substantial amount of the cash we generate annually. This past year, it amounted to more than $500 million. Meanwhile, the recent change in the federal tax rate relating to dividends nicely complements our capital allocation philosophy and dividend practice.

CORPORATE GOVERNANCE

ConAgra Foods is proud of its excellent governance practices and the leadership we have demonstrated in this important area. To highlight a few key elements:

- The Board is an independent and effective overseer of management;
- As CEO of the company, I am the only ConAgra Foods employee on the Board;
- No loans are made to executive officers; and
- Stock options are never repriced.

Organizationally, the Board of Directors has a Lead Director, an Audit Committee, a Nominating Committee, a Corporate Governance Committee, a Human Resources Committee, and a Corporate Affairs Committee to ensure excellence in each of these areas.

Above all, the commitment of the ConAgra Foods Board of Directors and executive officers is second to none. The ConAgra Foods Directors and executive officers, as a matter of commitment, philosophy and policy, retain any and all ConAgra Foods stock they own until at least six months after they leave their positions with the company or the Board. This commitment is very significant, sets ConAgra Foods apart from many other companies and squarely aligns the company's leadership with generating long-term shareholder value.

STOCK OPTIONS

ConAgra Foods wants all companies' financial statements, and certainly its own, to be as clear as possible. Accordingly, the company has been an advocate for a universal solution regarding accounting for stock options that treats all companies equally and facilitates uniform comparisons of companies. However, the regulators have not yet provided a solution for stock option accounting issues.


ConAgra Foods is proud of its excellent governance practices and the leadership we have demonstrated in this important area.

Because of the unresolved stock option accounting debate in the U.S., ConAgra Foods has elected to use other forms of compensation for its executive officers, such as restricted stock or cash, instead of options. As a result, none of the company's executive officers was compensated with stock options for fiscal year 2003. Relative to other companies, we have been modest users of stock options, and we quantify the impact of our option grants on pages 55, 62 and 63.

ENVIRONMENTAL MILEMARKERS

ConAgra Foods is committed to protecting the environment. This commitment is manifested through ConAgra Foods' natural resource conservation initiative, which we call our Sustainable Development program. This fiscal year marked a decade of formal commitment to Sustainable Development, which has had a very favorable influence on the company's use of natural resources. Through conservation-oriented production practices, ConAgra Foods employees have helped save billions of gallons of water, reduce landfill waste by thousands of tons, cut electrical use by many millions of kilowatt hours and reduce natural gas usage by many millions of cubic feet. These savings and improvements have made a positive environmental impact and reflect the commitment of ConAgra Foods to sound environmental practices.

COMMITMENT TO SAFE AND NUTRITIOUS FOOD

For the company that invented Healthy Choice, a partnership with the American Dietetic Association (ADA) was a natural. The ADA, which promotes nutrition and health, is the nation's largest organization of food and nutrition professionals. ConAgra Foods and the ADA have many things in common, including a dedication to nutritional excellence, safe food preparation, and safe food handling. In fiscal 2000, ConAgra Foods established a program in partnership with the ADA called *Home Food Safety...It's in Your Hands.* The purpose of the program is to educate consumers about the importance of processes and practices that directly influence safe food preparation and handling in the home. This year, ConAgra Foods renewed its commitment and worked with the ADA to expand the program to include restaurant activities and carryout food items by consumers. These are very important components of safety which can make a substantial difference in helping to prevent food-related illness. These programs carry important safety messages through press releases, media announcements and networks of dietitians. The messages from ConAgra Foods and the ADA appear in English and Spanish through a variety of television, radio and print campaigns to reach millions of consumers annually.

COMMITMENT TO FIGHTING CHILD HUNGER

No child should go hungry. Our company has been and continues to be deeply involved in the fight against childhood hunger. Actions speak louder than words, so in partnership with America's Second Harvest, the largest hunger relief organization in the U.S., ConAgra Foods has accomplished the following:

- Funded more than 100 Kids Cafes in 90 cities. Kids Cafes are places where children can get free, nutritious meals in a safe environment after school.
- Donated 100 trucks for food banks to help deliver food to hungry children and families.
- Invested in technology to help food banks become more efficient.
- Worked to raise public awareness of child hunger, through nationally televised public service announcements, and
- Donated food and money to the cause.

The company exceeded the goals it set for the first three years of the Feeding Children Better program, and it is committed to continuing its lead in supporting this cause.

PEOPLE

We are proud of our values and beliefs, and our commitment to carrying them out. The company's culture, ethics, community involvement and governance practices all stem from the people that make up ConAgra Foods. Over the last few years, the company has made some very high-quality additions to its leadership team, adding people from across the food industry as well as promoting from within, and this year was no exception. This has all been part of a strategic plan to build a richer and stronger business model. The company will continue to develop and improve its human resource roster and capabilities to best serve consumers, customers and shareholders.

Progress at ConAgra Foods is occurring at a very rapid pace. The company is stronger today than at any time in its past, and it has great potential for the future. I look forward to reporting continued success with the important initiatives under way. On behalf of the ConAgra Foods Board of Directors and all of the ConAgra Foods team, thank you for your support of this fine company. I welcome your feedback, suggestions and ideas to help ConAgra Foods become America's Favorite Food Company.

Sincerely,



Bruce Rohde
Chairman and Chief Executive Officer

WE HAVE A PLAN FOR SUCCESS

ConAgra Foods' business plan is designed to deliver outstanding results to consumers and customers and long-term value to shareholders. Our focus is on increasing branded and value-added product sales and volumes, adjusting our business mix, investing for growth, expanding margins, growing earnings and improving returns on invested capital. While changing market and economic conditions, as well as adjustments in the company's portfolio, may influence earnings results in any given year, over the long term, the company expects strong performance.

EARNINGS AND DIVIDENDS

EARNINGS PER SHARE (DILUTED, IN DOLLARS)		DIVIDENDS PAID PER SHARE (IN DOLLARS)	
1999	.69	1999	.69
2000	.80	2000	.79
2001	1.24	2001	.88
2002	1.47	2002	.93
2003	1.46	2003	.98

RETURN ON INVESTED CAPITAL

One of the company's most important objectives is to provide an appropriate return on the capital invested in the business. Return on invested capital is primarily driven by two items: 1) return on shareholder equity and, 2) the amount of debt capital utilized. For this reason, the company has specific return standards for shareholder equity as well as specific guidelines for debt levels.

Return on Shareholder Equity

As has been the standard for many years, one of ConAgra Foods' key financial objectives is to earn more than a 15 percent after-tax return on year-beginning common stockholders' equity in any given year, calculated on a GAAP basis. In fiscal 2003, return on shareholder equity was 18%. This was determined by dividing GAAP net income by year-beginning common stockholders' equity.

Debt Levels

Another key objective is to maintain a solid balance sheet that provides flexibility to pursue the company's growth objectives.

As part of the company's goal for an appropriate return on invested capital, the company's objective is to have total debt in the range of 50 percent of total capital at fiscal year-end. Debt-to-total-capital is the sum of short-term interest-bearing debt, long-term debt and subordinated debt, less cash on hand, divided by that sum plus year-end preferred securities and common stockholders' equity. ConAgra Foods' policy includes the company temporarily exceeding its 50 percent debt-to-total-capital range for a significant strategic purpose, as it has done for some acquisitions, including the acquisition of International Home Foods in fiscal 2001. To facilitate that acquisition,

IMPROVING BUSINESS MIX

ConAgra Foods is building a richer business model. This involves improving our business mix by focusing on branded and value-added food opportunities and divesting low-margin, low-returning businesses. Here is a brief summary of the major divestitures completed or announced recently.

Divestiture	Date Divested or Announced	Approximate Annual Sales of Divestiture	Purchase Price	Methods of Payment to ConAgra Foods at Transaction Closing
Fresh Beef and Pork Slaughter	September 2002	$8 billion	$1.4 billion	A combination of cash, debt and stock[1]
Canned Seafood	May 2003	$500 million	Not Disclosed Private Buyer	Cash
Blue Cheese	May 2003	Less than $100 million	Not Disclosed Private Buyer	Cash
Cream Cheese	May 2003	Less than $100 million	Not Disclosed Private Buyer	Cash
Chicken	June 2003	$2 billion	$500+ million	A combination of cash, debt and stock[2]

1 A combination of approximately $770 million of cash, $440 million of debt payable to ConAgra Foods and $150 million of stock in the joint venture that purchased the business. In addition, ConAgra Foods purchased $150 million of the joint venture's bonds, effectively reducing the amount of cash received.

2 Purchase price is expected to be book value at closing date. The company expects to receive at least $100 million in cash, more than $200 million in notes payable to ConAgra Foods and more than $200 million of Pilgrim's Pride stock.

the company's debt-to-total-capital ratio was 60 percent. As a result of a debt repayment plan, that ratio is now 53 percent, and is expected to be 50 percent soon.

EARNINGS

The company has a long history of solid profits, and it targets strong EPS over the long term driven by growth opportunities.

There may be years when the company experiences strong year-over-year EPS growth and other years when it experiences more modest growth or even EPS declines. This is due largely to changes in market conditions and business cycles as well as the need for concentrated marketing investment or other strategic moves, such as consolidations or divestitures, that can at times depress short-term earnings. Given current economic information, the company considers EPS growth in the range of five to nine percent per year to be the most likely earnings pattern over the next few years.

DIVIDENDS

Dividends represent an important component of shareholder returns and have long been part of the company's capital allocation process. ConAgra Foods has long had a goal of paying out a significant portion of cash earnings as dividends and has continuously delivered upon this goal. As of the end of fiscal 2003, the company had paid 110 consecutive quarterly dividends. ConAgra Foods plans to pay dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. The company has no plans to reduce its dividend per share.

WE'RE THE HOME OF MANY OF YOUR FAVORITE BRANDS

When you hear "Come and get it," ConAgra Foods delivers great taste to your table, whether it's breakfast time, lunch time, dinner time, snack time or anytime. Such familiar names as Orville Redenbacher's, Armour, Hebrew National, Wesson, Reddi-wip and Slim Jim have been making meals and snacks special for generations. As the home of many of consumers' favorite brands, we also help preserve many mealtime traditions, from Thanksgiving dinner to backyard barbecues.


Hunt's
Van Camp's
RANCH STYLE
ARMOUR
GULDEN'S
Van Camp's PORK BEANS

BARBECUE BRANDS SPARK SUMMER SIZZLE

The backyard barbecue is a favorite summer ritual that wouldn't be complete without consumers' favorite BBQ brands from ConAgra Foods, such as Armour Hot Dogs, Eckrich Smoked Sausage, Van Camp's Pork and Beans, Van Camp's Baked Beans, Ranch Style Texas Beans, Gulden's Spicy Brown Mustard, Hunt's Ketchup and Hunt's BBQ sauce.

LET'S BE FRANK...
50% GROWTH IS IMPRESSIVE.


2003
2000

Hebrew National's brand team learned that 20 percent of the people who eat Hebrew National all-beef kosher hot dogs are so "doggedly" loyal that they won't eat any other brand. So they fine-tuned their marketing efforts to find new consumers and increase brand loyalty. Over the past three years, Hebrew National's sales have increased by 50 percent. Over the past five years, Hebrew National has doubled its household penetration. *(Source: Information Resources, Inc.)*

CONSUMERS COUNT ON CONAGRA FOODS

Consumers have made our brands top sellers because they love the tastes, enjoy the variety and know they can count on the quality and the convenience. We're happy to count many of consumers' favorite brands in our portfolio. Here are just a few examples:

- Hunt's – consumers' first choice in tomato products.*
- Kid Cuisine – makes nine of the top 10 frozen food products for kids.*


Hunt's
Garlic&Herb
Hunt's
Hunt's
Sauce

- Swiss Miss – tops all challengers in the hot cocoa mix segment.*
- Banquet frozen prepared foods – found in more than one-half of all American homes.*
- Reddi-wip – found in twice as many homes as its nearest competitor.*
- Slim Jim – the nation's favorite meat snack.*


slim Jim
beef jerky
giant
slim Jim
beef jerky

- Brown 'N Serve – the top-selling pre-cooked breakfast sausage.*
- Gulden's – the top-ranked spicy brown mustard.*
- Egg Beaters – the category leader.*

** (Source: Information Resources, Inc.)*

SWISS MISS. Orville Redenbacher's slim jim Kid Cuisine Cook's HEBREW NATIONAL. Crunch 'n Munch.





WE HAVE THE BRANDS PEOPLE TRUST

A brand is a bundle of experiences of taste, quality and value that consumers come to expect and connect with over time. Consumers know that they can count on the many brands of ConAgra Foods. Many of our brands – such as Butterball, Banquet, Hunt's and Chef Boyardee – are brands you grew up with. They were favorites then, and they are favorites now.



BUTTERBALL
Plump & Juicy
YOUNG
Turkey

TURKEY YOU CAN TRUST

For almost a quarter of a century, millions of consumers have turned to Butterball to help them make memorable and mouth-watering holiday dinners. Over the years, the nutritionists and home economists serving consumers through the Butterball Turkey Talk-Line and www.butterball.com have helped make Butterball the most recognized and trusted brand of turkey products.



50% | THE CHEF'S IN THE HOUSE

Chef Boyardee is an all-time favorite among families. In fact, you'll find Chef Boyardee products in half of the households in America with kids. That's because kids and parents love the Chef's great-tasting meals – they're easy to prepare and fun to eat.*

*(Source: Information Resources, Inc.)

OUR BRANDS HAVE WHAT PEOPLE ARE LOOKING FOR

Consumers are looking for great-tasting food that fits the way they live. We have teams of professionals in consumer insights, nutrition, product development and marketing who understand what consumers want and respond by providing the kinds of products consumers love.

For years and years, consumers have found great taste, convenience and fun through Chef Boyardee. From traditional fare such as Spaghetti & Meatballs and Beef Ravioli to new twists on old favorites, such as CheesyBurger Macaroni and Pepperoni Pizzazaroli, Chef Boyardee has delighted young diners for more than half a century.



Chef BOYARDEE
Mini-Bites
Mini Spaghetti & Meatballs
Chef BOYARDEE
Mini-Bites
Mini Pasta Shells & Meatballs
Chef BOYARDEE
CHEESYBURGER MACARONI
Chef BOYARDEE
PEPPERONI PIZZAZAROLI
Chef BOYARDEE
CHEESYBURGER RAVIOLI


ARMOUR

Chef BOYARDEE

Reddi wip

Hunt's

HEALTHY CHOICE

BUTTERBALL

Banquet




DAVID
ORIGINAL

WE TURN GREAT IDEAS INTO GREAT FOOD

While you're reading this annual report, something new is cooking in the kitchens of ConAgra Foods. Our consumer- and customer-driven research and development teams are always looking for ways to add value by adding quality, convenience, flavor and enjoyment. We're not afraid to think outside the box, bowl, wrapper or bag to come up with people-pleasing food solutions.



500 million | THE PROOF IS IN THE PUDDING

Did you know that Hunt's Snack Pack was America's first shelf-stable pudding? Now, more than half a billion cups of Hunt's Snack Pack puddings pass through checkout lines every year, making the brand No. 1 in the shelf-stable, ready-to-eat pudding category. (Source: Information Resources, Inc.)

THINKING OUTSIDE THE BOX

Innovation – and renovation – can take many forms: new tastes, new textures, new ingredients, new combinations, new packaging, new shapes, new sizes and new uses for familiar products. At ConAgra Foods, we understand both the value of a new idea and a new twist on an established favorite, so we're constantly searching for ways to keep our product lines fresh, exciting and satisfying for consumers and customers.

TOTALLY TUBULAR

Last year, a first-of-its-kind packaging innovation sparked more interest in our Snack Pack product line. New Squeez 'n Go Pudding Tubes capitalized on this new technology to make anytime, anywhere snacking even more fun.


Hunt's
Snack Pack
Squeez'n Go Pudding Tubes
8 Tubes
Chocolate

RENOVATION CAN MAKE A BIG DIFFERENCE

Marketing and consumer insights professionals at ConAgra Foods' Marie Callender's brand teamed up with the product development group to study consumer preferences. Applying what they learned, they made almost 100 small but significant improvements to their products and packaging. The results were dramatic: double-digit sales increases.

WOLF BRAND CHILI · RO-TEL · Dennison's · Rosarita · GULDEN'S · RANCH STYLE · Blue Bonnet

ROSARITA
has developed a delicious complete meal in a box in the refrigerated section of the store.



Rosarita Mexican Meals satisfy consumers' craving for that unmistakable south-of-the-border taste with fully cooked and perfectly seasoned meats, fire-roasted vegetables, oven-baked tortillas and authentic four-cheese Mexican blends.

HUNT'S PERFECT SQUEEZE
invented a category and was the first to market with an inverted bottle and patented vacuum-action, no-mess cap.


Hunt's
Perfect Squeeze
20oz Size!

Hunt's Perfect Squeeze Ketchup – the shape of things to come – was honored with the 2002 Package of the Year Award by Food & Drug Packaging magazine and was named one of the Best New Items of 2002 by USA Today and BusinessWeek.

EGG BEATERS
brand was the first to market with innovative new Garden Vegetable and Southwestern products.


egg beaters
egg beaters

With no fat and no cholesterol and only half the calories of whole eggs, Egg Beaters created the egg alternative category in 1972. It remains the leader today. And new Garden Vegetable and Southwestern offerings have strengthened the brand's leadership position.


Kid Cuisine
Kid Cuisine

GIVING KIDS – AND PARENTS – WHAT THEY WANT

Kid Cuisine, the nation's No. 1 brand of frozen meals for kids, has been increasing sales by making mealtime easier for parents and more fun for children. New packaging features 10 different adventure themes and comes complete with games and other activities that can keep kids interested long enough to finish great-tasting meals that satisfy recommended nutritional requirements.

GOLDEN YEARS DESERVE GOLDEN CUISINE

Working closely with registered dietitians and Meals on Wheels organizations across the country, ConAgra Foods has introduced The Golden Cuisine Senior Meals Program. More than 35 unique, nutritionally balanced meal selections make up the line of great-tasting Golden Cuisine frozen foods that can be prepared in microwave or conventional ovens. Most important, though, is that Golden Cuisine's vital nutrition, convenient preparation and affordable menu alternatives make it a perfect match for seniors and their lifestyles.


FROM THE KITCHENS OF
ConAgra Foods
Mesquite Chicken
Chicken Breast with Barbecue Sauce over a Black Bean Rice Blend with Carrots and Green Beans
BUTTERBALL
CHICKEN

WE CONNECT WITH CONSUMERS

Brands make it easier for consumers to make decisions. When brands deliver on expectations, consumers keep coming back for more. Over time, we build brands and we build relationships with consumers. To enhance these relationships, ConAgra Foods and its many household brands have extended their marketing reach well beyond the traditional print and broadcast media to touch people's lives.


Orville Redenbacher's
MOVIE THEATER BUTTER
WIN

ORVILLE AND NEMO

In the summer of 2003, Orville Redenbacher's brand team created an integrated promotional program timed to coincide with the launch of the Disney/Pixar blockbuster, Finding Nemo. *Early results showed volume for Orville Redenbacher's was up 21% over the previous year.* (Source: Information Resources, Inc.)

EAT. SPIT. BE HAPPY.™

DAVID, the best-known name in sunflower seeds, is everywhere you'll find baseball players and baseball fans. Known as the "Official Players' Choice," DAVID is featuring Major League stars such as Derek Jeter, Roger Clemens and Ken Griffey, Jr., on packaging and in-store displays.


DAVID
Team Bucket

BUNDLING BRANDS

For us, it's about being relevant to consumers' lives, meaningfully differentiating our brands and reputation, and giving people reasons to buy our products, over and over and over again.

We also look for ways to bundle products in our portfolio. We've found, for example, that "mega events," which organize our brands around a seasonal theme, have been very well received by consumers and trade customers and have driven double-digit sales increases for many of our brands during the promotions.


Pick a Star!
ARMOUR
WIN

MAKING OUR BRANDS ACCESSIBLE

We market our brands so that we connect with people where it counts. Here are some examples of the innovative approaches we're taking to build our brands, enhance our relationships with loyal consumers and serve new markets.

- Over the past three years, an impressive roster of Major League Baseball stars has gone to bat for Armour Hot Dogs, including:

  - Barry Bonds
  - Roger Clemens
  - Sammy Sosa
  - Alex Rodriguez
  - Derek Jeter
  - Ken Griffey, Jr.


ANDY CAPP'S SNACKS

Libby's

Knott's
BERRY FARM

DAVID

ARMOUR
Brown'N Serve

Homestyle Bakes

Lunch Makers

WE'RE CONSUMER-DRIVEN

ConAgra Foods is presenting the Banquet 400 at Kansas Speedway for each of the next four seasons. This key NASCAR sponsorship targets audiences in an important demographic for both the title sponsor, Banquet, and other big ConAgra Foods brands. We also enjoy a strategic partnership with Joe Gibbs Racing, featuring Winston Cup winners Bobby Labonte (pictured) and Tony Stewart.



Banquet
400
ConAgra Foods

Banquet
MBNA
GOODYEAR
18

JOE
GIBBS
RACING

- Van Camp's is revving up efforts to increase its visibility among NASCAR enthusiasts, as well. Three of the brand's Pork and Beans cans will feature limited edition labels with illustrations by motorsports master artist Sam Bass.


Van Camp's
PORK AND BEANS

- More and more ConAgra Foods brands are connecting with consumers across the Web. Healthy Choice and ACT II, for example, offer visitors to their sites opportunities to subscribe to online newsletters and participate in special promotions. Other ConAgra Foods brands appeal to their target demographic with information designed to meet their specific needs. Whether it's to enter online sweepstakes, find recipes or learn how to carve a turkey, consumers are reaching out to ConAgra Foods over the Internet.


ACT II
Products & Flavors
Special Offers
PopCorner
Company Information
Pop Report
Family Movie Night
Your Thoughts Matter


SUPERMARKET SHOPPING SOLUTIONS

HEALTHY CHOICE OFFERS 'SUPER' SOLUTIONS

Healthy Choice has teamed up with the American Dietetic Association (ADA) to offer Supermarket Shopping Solutions to consumers. Designed to help consumers make wise food choices, the program includes pocket guides, menu and shopping list templates and supermarket tours in select cities.

WE UNDERSTAND HEALTHFUL INNOVATION

As lifestyles change, ConAgra Foods works to create food solutions to fit the way people live. While everyone expects satisfying meals, nutrition, convenience and taste are also very important. The increasing emphasis on healthful living has become a major influence in eating preferences, and it has factored into our product offerings since we created the Healthy Choice brand more than 15 years ago. In fact, ConAgra Foods has helped lead the way toward balanced nutrition with favorite brands like Egg Beaters, Lightlife Smart Dogs® and Fleischmann's Premium Blend tablespread.



PARTNERSHIPS FOR HEALTH
ConAgra Foods has integrated the study of lifestyle and eating trends into its research and development processes. We also tap the knowledge of experts in the fields of nutrition and meal preparation. Over the years, our staff nutritionists have developed working partnerships with the American Dietetic Association, Dr. Dean Ornish (pictured) and Graham Kerr, known for their commitment to promoting healthful lifestyles.

95% | NUTRITIONAL CHOICES AND GREAT TASTE LEAD TO 'HEALTHY' FAVORITES

More than 95 percent of American households know ConAgra Foods' Healthy Choice brand, giving us a very strong position in the "better for you" market.
(Source: Information Resources, Inc., and Millward Brown)


Smart dogs!

GOOD FOR YOU
Nutritional innovations at ConAgra Foods have clearly struck a chord among health-conscious consumers.

- New Healthy Choice Flavor Adventures earned the highest concept scores ever in the brand's consumer tests.
- With the introduction of Mixed Grills, Healthy Choice is reaching new consumers with fresh-from-the-grill taste.
- Our Lightlife brand of soy-based, meat-free protein products, including new Smart Dogs Grill Ready Dogs and Brats, brings consumers the nutritional benefits of soy protein.


Fleischmann's

- Tablespread lovers are turning to Fleischmann's Premium Blend, the first national tablespread brand to include olive oil as an ingredient. Premium Blend also contains no cholesterol or trans fatty acids, and 25 percent less fat and calories than regular margarine or butter.

We've scored similar successes with our Egg Beaters line of "better for you" real egg products with no fat, no cholesterol and only half the calories of ordinary eggs.


HEALTHY CHOICE
HEALTHY CHOICE
MICROWAVE POPCORN
BONUS PACK
HEALTHY CHOICE
Mixed Grills
HEALTHY CHOICE


ACT II

Hunt's
SnackPack
Pudding

ALL NATURAL
PAM

egg
beaters

HEALTHY
CHOICE

LIGHTLIFE

Fleischmann's


HEALTHY
CHOICE


Hunt's Angela Mia · THE MAX · ECKRICH · LOUIS KEMP SEAFOOD CO. · Hunt's · SINGLETON · FERNANDO'S FINE MEXICAN FOODS





WE HELP SET THE TABLE WHEREVER PEOPLE EAT

With great-tasting food for every part of the menu, our foodservice team supplies quick-service and casual restaurants, pizza shops, school lunchrooms, college cafeterias, fairs, kiosks, convenience stores, vending machines, movie theaters, sandwich shops, hot dog carts, sports arenas, banquet halls, hotel dining rooms, hospitals, food courts, football and soccer stadiums, buffets, bistros, ballparks and cruise ships.

50-50

DINE OUT OR EAT AT HOME?

Estimates for the current year indicate that money spent at foodservice venues will nearly equal that spent at traditional retail food outlets. That presents a greater opportunity than ever for a company like ConAgra Foods. (Source: Technomic, Inc.)



CONSUMERS ARE GOBBLING IT UP

Last year, ConAgra Foods sold foodservice operators enough turkey cold cuts to make more than 22 million foot-long submarine sandwiches.

HOW FOODSERVICE WORKS

When you pick up a pizza, carry out a sandwich and fries or sit down at one of your favorite restaurants, there's a good chance ConAgra Foods is helping to set the table.

- About half of our foodservice products go to chain restaurant operators.
- The other half are sold through foodservice distributors who service a wide variety of establishments, including schools, restaurants, banquet halls, stadiums and more.


Reddi wip
ORIGINAL
Whipped Light Cream

We're in the business of developing what consumers want. For example, a popular family restaurant chain teamed up with ConAgra Foods to perk up its menu with our branded products. Working with our consumer insights and marketing professionals, the chain decided to focus greater attention on family fun. Before long, its menu featured "Celebrations with Reddi-wip," and turned dessert, beverage and breakfast orders into Reddi-wip Moments.

Sometimes, successful foodservice products serve as the prototypes for related products that are eventually introduced into the retail channel.



WE HAVE THE REPUTATION FOODSERVICE OPERATORS TRUST

To consumers, it's "a night out on the town," "grabbing a bite to eat" or "letting someone else do the cooking." To the foodservice operators who prepare the food you enjoy when you aren't cooking it yourself, it's *foodservice*. And no one knows foodservice better than ConAgra Foods. Foodservice operators turn to ConAgra Foods not only because of our reputation for consistent quality, service and performance, but also because we bring more to their menus: more taste, more variety, more consumer insights, more convenience and more value.



CRUSTACEAN NATION

Last year our shrimp sales were huge — enough to feed every man, woman and child in North America a large shrimp cocktail.

THIS SPUD'S FOR YOU

ConAgra Foods is one of the continent's leading providers of potato products. Last year, we sold nearly 130 million servings of mashed potatoes alone.



BUILDING PARTNERSHIPS

One of the reasons so many foodservice customers choose ConAgra Foods is because we work every day to make their jobs easier and their businesses more profitable. Many of our products arrive at restaurants pre-seasoned or pre-cooked, which reduces labor costs and improves the consistency and quality of the product served to patrons. Our understanding of consumer wants and needs allows our research and development teams to offer their expertise to chain customers who continually revamp or update their menus. Our R&D teams routinely partner with customer R&D teams to develop new items to increase customers' sales and profits. By helping our customers grow their businesses, we grow ours.

OUR BRANDS OF SUCCESS

Foodservice operators include many of our brands on their shopping lists just as customers do when they shop ... brands such as Butterball, Healthy Choice, Hunt's, Eckrich, Libby's, Rosarita, Egg Beaters, Chef Boyardee and more.


egg beaters
TASTE THE HEALTHY SIDE OF EGGS.

Foodservice operators also look to ConAgra Foods for brands that are known in the restaurant trade, but that are not as well known to retail shoppers, such as Angela Mia, El Extremo, Andalé Gourmet, J. Hungerford Smith, Fernando's, The Max, Margherita, Stealth, Singleton, CrissCut, Lamb's Supreme, Hand Fulls, Longmont and Lamb Weston.


BUTTERBALL

Gilroy
FOODS

HEALTHY
CHOICE


SpiceTec-USF

ARMOUR

LambWeston





WE HAVE THE TOOLS TO BUILD A BETTER FOOD COMPANY

Building a better food company means finding better ways to satisfy consumers and trade customers. At ConAgra Foods, we've organized our technical and scientific resources around their needs. This type of commitment to the future is what creates business performance over the long run. It adds value for our consumers, customers and investors.



DELIVERING WHAT CUSTOMERS WANT

Over the past fiscal year, ConAgra Foods brought seven additional state-of-the-art mixing centers online, incorporating wireless, computerized inventory control units, like the one pictured here, to satisfy customers' supply chain needs.

CUSTOMERS ARE OUR FOCUS

"Order-to-cash" describes the full range of customer service functions that take place from the time an order is received to the time payment is made and credited.

Our order-to-cash initiative, "NUCLEUS," will give us the power to pull together a common, shared view of our customers across the organization. Through the use of a new software application and a business warehouse module, our customer service team will also be able to integrate data from pertinent functions to measure business performance enterprisewide. With this knowledge, we can share best practices, improve customer service and reduce costs.





DRIVEN TO SERVE

Another link in providing goods and services to our trade customers is the development of an integrated logistics network of shelf-stable, refrigerated and frozen mixing centers. As we're becoming a focused, branded and value-added food company, we're realizing opportunities for improving customer service and generating cost efficiencies as we've retooled our distribution network. We're consolidating our warehouse operations into strategically located mixing centers to make us a preferred business partner for our customers.

Incorporating the best practices in supply chain design and operations, our new mixing centers include state-of-the-art electronic measures of product freshness, security and traceability. We're optimally equipped to help our customers manage product rotation and analyze volumes, sizes, flavors and preferences. Since our last annual report was published, we've opened seven new shelf-stable mixing centers for the processing of shelf-stable product orders. Our temperature-controlled mixing centers, for refrigerated and frozen food orders, will open their doors throughout fiscal 2004 and beyond.

GETTING IT RIGHT

ConAgra Foods' new Customer Service Center aims to deliver, too. It's part of our plan for seamless, error-free customer service – getting every customer the right item, on time, every time. We're improving customer satisfaction, capitalizing on our scale, implementing best practices, increasing flexibility, reducing complexity and cutting operating costs.

We call it a "customer-centric" philosophy that makes it easy for customers to do business with us. You might call it "one-stop shopping." Our customers simply call us, using electronic data interchange, phone or fax. And what could be easier? Specialized, dedicated teams serve each account in the manner that best meets their needs. Whether we're dealing with order acquisition, order management or order reconciliation, our goal is still the same: to build partnerships that will help our customers' businesses grow. It's only when they're successful that we're successful.

SCIENCE MEETS SAVVY

Through our Office of Product Quality and Development, we're gathering consumer insights and using them to convert what the technical community calls "drivers of liking" into sound and reproducible product formulations that satisfy consumers. In other words, we're using our knowledge of what consumers like to create quality products that will strengthen our brands and our reputation. The idea is to leverage this strength to renovate and revitalize existing product lines, introduce innovations to stimulate top-line growth and capitalize on cost savings to generate profits.



At the heart of our efforts are new Centers of Technical Excellence that are helping us take an integrated approach to how our products meet the needs of consumers and customers. Here, state-of-the-art technology in consumer research, nutrition, product development, packaging and food safety is helping deliver marketing-informed solutions that don't just keep up with but anticipate trends in taste, health and wellness, and convenience.

WE'RE COMMITTED TO IMPROVING THE WORLD IN WHICH WE LIVE

At ConAgra Foods, we measure success through results. Are we providing great-tasting, convenient and affordable food solutions to consumers? Are we helping our customers grow their businesses? Are we providing meaningful career opportunities for our employees? And, in the long run, are we leaving the world a better place than we found it?



13 million | IMPACTING HUNGER

Feeding Children Better is working to make a difference in the lives of America's 13 million "food insecure" children by opening Kids Cafes, donating delivery trucks, supplying logistics and computer expertise and building awareness of the issue through public service announcements developed in conjunction with the Ad Council.


Feeding
Children
Better
BECAUSE NO CHILD SHOULD GROW HUNGRY

FEEDING THE FUTURE BY FEEDING CHILDREN BETTER

The U.S. Department of Agriculture estimates that 13 million American children are "food insecure," meaning their circumstances oftentimes force them to skip meals or subsist on diets not nutritious enough to keep them healthy and strong. That makes for an uphill battle in school – and in life.

ConAgra Foods sought to change this harsh reality for many children when it launched its Feeding Children Better initiative in 1999. Feeding Children Better is still going strong and is the largest corporate initiative dedicated solely to relieving hunger among children in the United States.

In cooperation with America's Second Harvest, Feeding Children Better has funded more than 100 Kids Cafes, which are partnerships with after-school and summer feeding programs that provide safe havens where kids can eat nutritious meals.

And Feeding Children Better's support of America's Second Harvest's Rapid Food Distribution System through logistics assistance, inventory control system upgrades and truck donations (ConAgra Foods has donated 100 trucks for food banks to date) is helping alleviate myriad logistical hurdles to enable food banks to do what they do best – get more food to hungry children and families faster and more cost-effectively than ever before.

With public service announcements sponsored and developed in conjunction with the Ad Council, Feeding Children Better hopes to heighten awareness of and bring resources to bear on child hunger in America so it can be eliminated.


Kids Cafe



ConAgra Foods®
Sustainable
Development

SUSTAINABLE DEVELOPMENT MARKS 10TH ANNIVERSARY

We believe it's part of our job to conserve and protect our natural resources. And our quest to continually improve operating efficiencies in ways that are sensitive to the environment is the guiding philosophy of the ConAgra Foods Sustainable Development program.

Thousands of ConAgra Foods employees from coast to coast are dedicated to the company's environmental stewardship. Every year they prove once again that there's almost always a better, more efficient and cost-effective way to get the job done – while protecting precious resources. These improvements in everything from manufacturing processes to product packaging are recognized and shared companywide at the company's annual Sustainable Development conference, which celebrated its 10th anniversary this year.

Over the past decade, ConAgra Foods environmental initiatives have, collectively:

- Saved billions of gallons of water,
- Reduced landfill waste by thousands of tons,
- Cut electrical use by millions of kilowatt hours, and
- Cut natural gas use by millions of cubic feet.

And the benefits extend further. ConAgra Foods locations that are honored with a Sustainable Development award also receive seed money to invest in local community-based environmental endeavors, making everyone a winner: the communities and neighborhoods where our employees live and work, shareholders who gain from our company's sound business practices, and consumers and customers who value companies that can satisfy their needs while conserving and protecting natural resources.


Slim Jim
Orville Redenbacher's
Banquet
Homestyle Bakes
Marie Callender's
COMPLETE DINNER
HERB ROASTED CHICKEN AND
MASHED POTATOES
ACT II
AMERICA'S #1 MICROWAVE POPCORN




ConAgra Foods
WORLD HEADQUARTERS

HEALTHY CHOICE
Chef BOYARDEE
HEALTHY CHOICE
Chicken Noodle
Hunt's
MANWICH
ECKRICH
Hunt's
SnackPack
pudding
chocolate
Van Camp's
PORK AND BEANS
Knott's
BERRY FARM
Pure Seedless
NEW!
GULD

CONAGRA FOODS AT A GLANCE

Fiscal 2003 was a year highlighted by the reshaping of our portfolio to focus on branded and value-added food products. Through a series of transactions, we've improved the quality, strength and consistency of our business portfolio by shifting our focus to products and brands with higher-margin opportunities and lower volatility. We plan on continuing to improve our product mix, margins and returns for long-term shareholder value by building brands, expanding channel expertise and strengthening relationships with our consumers and customers.

92% | BUILDING A STRONG PORTFOLIO

More than 92% of our operating profits come from the Packaged Foods and Food Ingredients segments in our portfolio. You can find products of these operations in nearly every aisle of the supermarket and in many of your favorite restaurants.


PACKAGED FOODS AND FOOD INGREDIENTS
AGRICULTURAL PRODUCTS AND MEAT PROCESSING

NET SALES & OPERATING PROFIT BY SEGMENT

Dollars in Millions	**2003**	2002	2001
Packaged Foods			
Net Sales	**$12,266.1**	$12,497.3	$11,500.2
Operating Profit	**$ 1,643.0**	$ 1,591.1	$ 1,374.2
Food Ingredients			
Net Sales	**$ 2,192.5**	$ 2,020.3	$ 2,067.5
Operating Profit	**$ 133.4**	$ 198.1	$ 246.4
Agricultural Products			
Net Sales	**$ 2,911.9**	$ 3,222.0	$ 3,232.9
Operating Profit (Loss)	**$ 49.2**	$ (35.3)	$ 29.0
Meat Processing			
Net Sales	**$ 2,468.7**	$ 7,733.4	$ 8,259.9
Operating Profit	**$ 99.4**	$ 187.8	$ 178.5
Total			
Net Sales	**$19,839.2**	$25,473.0	$25,060.5
Operating Profit*	**$ 1,925.0**	$ 1,941.7	$ 1,828.1

** Operating profit is profit before general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes. Refer to note 21 to the consolidated financial statements for a reconciliation of operating profit to income from continuing operations before cumulative effects of changes in accounting.*

PACKAGED FOODS

The Packaged Foods segment includes shelf-stable, frozen and refrigerated foods that are processed and packaged for sales through grocery and convenience stores, mass merchandisers, restaurants, institutions, sports and recreation venues and other retail, deli and foodservice customers.

PRINCIPAL ACTIVITIES:

Production and marketing of branded and value-added products for retail, deli, foodservice, industrial and special market customers.

Items include: shelf-stable canned and packaged foods, snacks, condiments and cooking products; processed prepared beef, pork, turkey, poultry, seafood and meat alternative products; tablespreads, egg alternative products and dessert toppings; frozen entreés and side dishes; potato and hand-held products; and pizza products. During fiscal year 2003, the company divested its canned seafood business as well as its processed cheese operations.


FAMILY SIZE
ACT II
CARAMEL
POPCORN
Banquet
BUTTERBALL
SWISS MISS
Crunch 'n Munch
LA CHOY
egg beaters
MOVE OVER BUTTER
Fleischmann's

MAJOR CONAGRA FOODS BRANDS:

ACT II®, Andalé Gourmet™, Angela Mia®, Armour®, Banquet®, Banquet® Dessert Bakes™, Banquet® Homestyle Bakes®, Banquet® Meal Toppers™, Beanee Weenee®, Blue Bonnet®, Brown 'N Serve™, Butterball®, Canola Quick®, Casa de Oro®, Chef Boyardee®, Chun King®, Cook's®, County Line®, Crispadoras®, CrissCut®, Critters™, Crunch 'n Munch™, DAVID®, Decker®, Del Maestro®, Dennison's®, Eckrich®, Egg Beaters®, El Extremo®, Fernando's®, Fleischmann's®, Florida Sea®, Gebhardt®, Generation 7 Fries®, Golden Cuisine™, Gulden's®, Hand Fulls®, Healthy Choice®, Hebrew National®, Holly Ridge Bakery®, Hot Picks™, Hunt's®, Hunt's® Snack Pack®, Hunt's® Snack Pack® Squeez 'n Go™ Pudding Tubes™, Inland Valley®, J. Hungerford Smith®, Jiffy Pop®, Kid Cuisine®, Knott's Berry Farm®, La Choy®, Lamb Weston®, Lamb's Supreme®, Lightlife®, Longmont®, Louis Kemp®, Luck's®, Lunch Makers®, LW Private Reserve®, MaMa Rosa's®, Manwich®, Margherita®, MaxSnax™, MaxStix®, Meridian®, Move Over Butter®, Munchers®, Orville Redenbacher's®, PAM®, Parkay®, Patio®, Pemmican®, Penrose®, Peter Pan®, Pogo®, Ranch Style®, Ready Crisp®, Reddi-wip®, Ro*Tel®, Rosarita®, Singleton®, Slim Jim®, Starz™, Stealth®, Sweet Things®, Swiss Miss®, Swissrose®, Tantalizers™, The Max®, The Max Meals™, Twister®, Van Camp's®, Wesson®, Wolf®

Products used under license: Andy Capp's®, Hershey's® Portable Pudding, Jolly Rancher® Gel Snacks, Libby's®, Marie Callender's®, Wolfgang Puck®

FOOD INGREDIENTS

The Food Ingredients segment includes Specialty Ingredients, such as dehydrated vegetables and processed garlic and onions; Milled Ingredients, such as flour and oats; and Basic Ingredients, the source of all prepared foods.



ConAgra Foods
SWISS MISS
Banquet
Homestyle Bakes
Turkey Tetrazzini
Dessert Bakes
Cherry Cobbler
Van Camp's
PORK
Orville Redenbacher's
Hunt's
HEALTHY CHOICE
BAKED BEANS
Blue Bonnet
Snack Pack
Diced
SpiceTec-USF

PRINCIPAL ACTIVITIES:

Specialty Ingredients and Milled Ingredients manufacture, market and distribute a variety of milled and dehydrated ingredients, as well as seasoning blends and flavors to food and beverage processors. They also satisfy our own needs for these ingredients. Basic Ingredients manufactures and distributes a variety of basic ingredients, such as wheat and edible beans, to food manufacturing companies, as well as grain byproducts to pet food and animal feed manufacturers.

PRODUCTS AND SERVICES:

Specialty Ingredients products include dehydrated, controlled moisture and fresh vegetable ingredients as well as processed seasonings, seasoning blends and flavorings. Milled Ingredients include flour, corn and oat milling. Basic Ingredients products include grain, oilseeds, feed ingredients, edible beans, livestock, natural gas, crude oil and refined products.

AGRICULTURAL PRODUCTS

Our Agricultural Products segment reflects the distribution business of United Agri Products, which supplies crop inputs to growers and retailers in nearly every major region across North America as well as several worldwide markets.



PRINCIPAL ACTIVITIES:

The distribution of crop inputs, such as seeds, crop protection and nutrient products in the United States, Argentina, Bolivia, Canada, Chile, France, Mexico, South Africa and the United Kingdom.

MAJOR BRANDS:

ACA®, Awaken®, Biocover®, Clean Crop®, Dyna-Gro™, LI 700®, Loveland®, Saber®, Savage®, Shotgun®, Starane®*, United Horticultural Supply Signature®

*Used under license

AGRICULTURAL PRODUCTS REPORTING:

During fiscal 2003, the company changed the Agricultural Products reporting segment so that it is now made up solely of the company's crop inputs distribution business, United Agri Products.

MEAT PROCESSING

ConAgra Foods completed the sale of a controlling interest in its fresh beef and pork business in September 2002. And, in June 2003, the company announced the sale of its fresh chicken processing business. That transaction is expected to close in late summer 2003. For parts of fiscal year 2003, however, ConAgra Foods' Meat Processing segment included the fresh beef and pork operations.

NET SALES AND OPERATING PROFIT BY SEGMENT

	2003	2002	2001	2000 **		1999 **	
Dollars in millions				Excluding Restructuring Plan Charges	Including Restructuring Plan Charges	Excluding Restructuring Plan Charges	Including Restructuring Plan Charges
Packaged Foods							
Net Sales	**$12,266.1**	$12,497.3	$11,500.2	$10,332.6	$10,332.6	$ 9,964.4	$ 9,964.4
Percent of Total	**61.8%**	49.1%	45.9%	43.5%	43.5%	42.7%	42.7%
Operating Profit	**$ 1,643.0**	$ 1,591.1	$ 1,374.2	$ 1,324.1	$ 977.3	$ 1,206.9	$ 840.7
Percent of Total	**85.3%**	81.9%	75.2%	72.5%	77.5%	75.4%	72.2%
Food Ingredients							
Net Sales	**$ 2,192.5**	$ 2,020.3	$ 2,067.5	$ 2,072.9	$ 2,072.9	$ 2,499.8	$ 2,499.8
Percent of Total	**11.1%**	7.9%	8.3%	8.7%	8.7%	10.7%	10.7%
Operating Profit	**$ 133.4**	$ 198.1	$ 246.4	$ 154.8	$ 17.6	$ 191.3	$ 148.1
Percent of Total	**6.9%**	10.2%	13.5%	8.5%	1.4%	12.0%	12.7%
Agricultural Products							
Net Sales	**$ 2,911.9**	$ 3,222.0	$ 3,232.9	$ 2,969.0	$ 2,969.0	$ 3,066.3	$ 3,066.3
Percent of Total	**14.7%**	12.6%	12.9%	12.5%	12.5%	13.2%	13.2%
Operating Profit (loss)	**$ 49.2**	$ (35.3)	$ 29.0	$ 121.8	$ 115.1	$ 106.9	$ 106.9
Percent of Total	**2.6%**	(1.8)%	1.6%	6.7%	9.1%	6.7%	9.2%
Meat Processing							
Net Sales ***	**$ 2,468.7**	$ 7,733.4	$ 8,259.9	$ 8,404.5	$ 8,404.5	$ 7,779.6	$ 7,779.6
Percent of Total	**12.4%**	30.4%	32.9%	35.3%	35.3%	33.4%	33.4%
Operating Profit ***	**$ 99.4**	$ 187.8	$ 178.5	$ 225.2	$ 151.0	$ 94.0	$ 68.5
Percent of Total	**5.2%**	9.7%	9.7%	12.3%	12.0%	5.9%	5.9%
Total							
Net Sales	**$19,839.2**	$25,473.0	$25,060.5	$23,779.0	$23,779.0	$23,310.1	$23,310.1
Operating Profit *	**1,925.0**	1,941.7	1,828.1	1,825.9	1,261.0	1,599.1	1,164.2
General corporate expense	**410.5**	279.3	237.0	254.2	254.2	197.0	197.0
Goodwill amortization	**–**	108.1	92.9	63.9	63.9	69.4	69.4
Interest expense, net	**276.3**	401.1	422.5	302.9	302.9	316.3	316.3
Income from continuing operations before equity method investment earnings, income taxes and cumulative effect of changes in accounting	**$ 1,238.2**	$ 1,153.2	$ 1,075.7	$ 1,204.9	$ 640.0	$ 1,016.4	$ 581.5

* Operating profit is profit before general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes.

** In Fiscal 2000 and 1999, the company incurred $564.9 million and $434.9 million, respectively, of restructuring charges for accelerated depreciation of certain long-lived assets, impairment of property, plant and equipment, employee severance, inventory write-downs and other related costs (amounts exclude charges relating to the discontinued chicken business).

*** Amounts exclude results of discontinued chicken business.

SELECTED FINANCIAL DATA

Dollars in millions except per share amounts	2003 [1]	2002	2001 [2]	2000 [3]	1999 [4]
		For the fiscal years ended May			
Net sales [5]	**$19,839.2**	$25,473.0	$25,060.5	$23,779.0	$23,310.1
Income from continuing operations before cumulative effect of changes in accounting [5]	**$ 840.1**	$ 735.1	$ 682.4	$ 410.9	$ 311.5
Net income	**$ 774.8**	$ 783.0	$ 638.6	$ 382.3	$ 330.2
Basic earnings per share					
Income from continuing operations before cumulative effect of changes in accounting [5]	**$ 1.59**	$ 1.39	$ 1.33	$ 0.86	$ 0.66
Net income	**$ 1.47**	$ 1.48	$ 1.24	$ 0.80	$ 0.70
Diluted earnings per share					
Income from continuing operations before cumulative effect of changes in accounting [5]	**$ 1.58**	$ 1.38	$ 1.33	$ 0.86	$ 0.65
Net income	**$ 1.46**	$ 1.47	$ 1.24	$ 0.80	$ 0.69
Cash dividends declared per share of common stock	**$ 0.9775**	$ 0.9300	$ 0.8785	$ 0.7890	$ 0.6918
At Year End					
Total assets	**$15,071.4**	$15,570.9	$16,480.8	$12,196.6	$12,081.5
Senior long-term debt [5] (noncurrent)	**$4,632.2**	$ 4,973.7	$ 3,340.9	$ 1,797.5	$ 1,789.2
Subordinated long-term debt (noncurrent)	**$ 763.0**	$ 752.1	$ 750.0	$ 750.0	$ 750.0
Preferred securities of subsidiary company	**$ 175.0**	$ 175.0	$ 525.0	$ 525.0	$ 525.0

[1] 2003 amounts reflect the fresh beef and pork divestiture (see note 3 to the consolidated financial statements).

[2] 2001 amounts reflect the acquisition of International Home Foods ("IHF") (see note 3 to the consolidated financial statements).

[3] 2000 amounts include restructuring plan related pre-tax charges of $621.4 million ($564.9 million reflected in continuing operations and $56.5 million reflected in discontinued operations).

[4] 1999 amounts include restructuring plan related pre-tax charges of $440.8 million ($434.9 million reflected in continuing operations and $5.9 million reflected in discontinued operations).

[5] Amounts exclude impact of discontinued chicken business.

The following discussion and analysis is intended to provide a summary of significant factors relevant to the company's financial performance and condition. The discussion should be read together with the company's financial statements and related notes beginning on page 50. Years cited in this discussion refer to ConAgra Foods' fiscal years.

Segment Review

The company has historically reported its results in four reporting segments: Packaged Foods, Food Ingredients, Agricultural Products and Meat Processing. In the current year, several events occurred which impacted the company's reporting segments: 1) the company sold a controlling interest in its fresh beef and pork operations (the "fresh beef and pork divestiture"), 2) the company committed to a plan to divest its chicken business, and 3) the company made several organizational changes which resulted in its commodity sourcing and merchandising business being transferred from the Agricultural Products reporting segment to the Food Ingredients reporting segment.

The company has been pursuing an acquisition and divestiture strategy to shift its focus toward its core branded and value-added products. As part of this focus, on September 19, 2002, the company sold a controlling interest in its fresh beef and pork operations to a joint venture led by outside investors. As a result of this transaction, the company reports its share of the earnings associated with its minority ownership of the joint venture as equity method investment earnings. Historically, all equity method investment earnings were included in selling, general and administrative expenses, as these amounts were not deemed material for separate presentation in the consolidated statements of earnings. Subsequent to this transaction, all equity method investment earnings are presented in a separate line item above income tax expense and are no longer included in the company's determination of reporting segment operating profit. All periods presented have been reclassified to reflect equity method investment earnings as a separate line item in the consolidated statements of earnings.

As a result of the company's pending sale of its chicken business, the company removed the chicken business results from the Meat Processing reporting segment and now reflects the chicken business results as discontinued operations for all periods presented. Accordingly, all income statement line items presented (except for discontinued operations) have been restated to exclude amounts associated with the chicken business.

Finally, due to certain current year organizational changes that impacted the company's Agricultural Products and Food Ingredients segments, the company reclassified its commodity sourcing and merchandising business from the Agricultural Products segment to the Food Ingredients segment.

Packaged Foods: This segment includes the company's shelf-stable, frozen and refrigerated consumer products which are processed and packaged for sales to retail, deli and foodservice customers.

Food Ingredients: This segment includes the company's specialty ingredients, milled ingredients, and basic ingredients businesses. Specialty ingredients includes processed seasonings, blends and flavorings. Milled ingredients includes flour, corn and oat milling. Basic ingredients includes the commodity sourcing and merchandising functions which were previously reported as part of the Agricultural Products segment.

Agricultural Products: This segment includes the company's crop inputs distribution operations.

Meat Processing: This segment includes the fresh beef and pork operations for the brief period the company owned them during 2003; those operations were divested in the second quarter of the fiscal year. Previously this segment also included the results of the company's chicken business. The chicken business is now classified as discontinued operations since the company has committed to a plan to sell that business.

2003 vs. 2002

Note that year-over-year comparisons have been impacted by the company's fresh beef and pork divestiture in the second quarter of the current year. Several other divestitures occurred during the fourth quarter of the current year, including the divestiture of the company's canned seafood operations and several cheese-related operations. These transactions did not materially impact the current year results in comparison to prior year due to the divestitures occurring late in the current year.

Reporting Segment Highlights

Dollars in millions				
Segment	**Fiscal 2003 Net Sales**	**% Change from Fiscal 2002**	**Fiscal 2003 Operating Profit**	**% Change from Fiscal 2002**
Packaged Foods	$12,266	(2)%	$1,643	3%
Food Ingredients	2,192	8	134	(32)
Agricultural Products	2,912	(10)	49	240
Meat Processing	2,469	(68)	99	(47)
Total	**$19,839**	**(22)%**	**$1,925**	**(1)%**

Segment operating profit excludes general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes. Management believes such expenses are not directly associated with segment performance results. In addition, management believes the presentation of total operating profit for segments facilitates period-to-period comparison of marketplace trends. Refer to note 21 of the company's consolidated financial statements for a reconciliation of total company operating profit to income from continuing operations before cumulative effect of changes in accounting.

Sales

Overall company sales declined $5.6 billion, or 22%, to $19.8 billion, primarily reflecting the impact of the current year fresh beef and pork divestiture. Prior year sales included approximately $7.7 billion from the divested fresh beef and pork operations, while current year sales included approximately $2.5 billion. This divestiture, along with the canned seafood and cheese-related divestitures, and the pending divestiture of the chicken business are part of the company's ongoing program to improve operating margins and return on capital by focusing on higher-margin, branded and value added opportunities.

Packaged Foods sales declined $231 million, or 2%, for the year to $12.3 billion, reflecting lower sales of cheese and branded processed meat products due to lower input prices, soft demand for foodservice products, and divestitures of canned seafood and cheese operations; these combined factors more than offset sales growth for several key retail brands. Overall segment volumes declined less than 1% for the year, largely due to the trends in foodservice.

Sales for the company's retail consumer branded business showed a variety of results, as sales of some of the company's most significant brands including Banquet, Healthy Choice, ACT II, Orville Redenbacher's, Marie Callender's, Hebrew National, PAM, and Reddi-wip grew. Major brands posting sales declines for the year included Hunt's, Armour, Chef Boyardee and Butterball. Relatively new products and product extensions in the popcorn, frozen meals and entrees, whipped toppings, shelf-stable meals, meat snacks and egg alternative categories positively impacted the Packaged Foods segment sales for the year, as did theme-oriented selling programs which focused on holiday, summer grilling and sporting events. The company continues to increase its investment in advertising and promotion to fuel profitable future sales growth. The company believes the brand sales increases cited above reflect a number of factors including new product success, product quality improvements and increased marketing spending in current and previous periods while the brand sales declines cited above reflect a number of factors including an extremely competitive environment.

In addition to the continuing brand building initiatives that are under way, the company is changing its sales organization in order to improve future sales performance. Specifically, the company is targeting customer channels, such as retail, foodservice and deli, as part of a plan to identify growth opportunities. While the company had specific teams targeting retail and foodservice customers for the last several years, during 2003 the company made organizational changes to specifically target deli customers because of the company's strong capabilities for that channel and that channel's attractive growth opportunities. The company also believes customer service improvement initiatives under way regarding invoicing, collections, inventory tracking and logistics (i.e., Project NUCLEUS) will positively impact future sales growth opportunities.

The weaker sales results for foodservice products as a whole, which include french fries, frozen seafood, specialty meats and Mexican foods, partly reflect soft conditions in the overall economy; the company's belief is that soft economic conditions negatively impacted business travel as well as consumer spending at many types of restaurants. In addition, the foodservice results also reflect competitive challenges facing some of the company's major traditional quick-service restaurant customers, which appear to be losing customers to casual restaurants and other venues.

Based on its ongoing program to improve product quality, introduce new products, invest appropriately behind its brands, and otherwise increase the consumer awareness of its products, the company believes it has long-term sales growth opportunities for the Packaged Foods segment.

Food Ingredients sales increased $172 million, or 8%, to $2.2 billion. Sales within the segment are largely determined by input costs, which can fluctuate significantly. The company therefore considers segment operating profit (discussed below) to be a more meaningful performance measurement than sales. Sales for basic ingredients, which reflect gross profit for commodity merchandising, increased, reflecting improved margins for certain commodities such as grain, as well as favorable results associated with the segment's energy merchandising. Sales of milled ingredients – flour, corn and oats, increased overall, reflecting higher selling prices, resulting from higher input costs. Sales for the specialty ingredients operations were flat compared to 2002.

Agricultural Products sales declined $310 million, or 10%, to $2.9 billion for the year, reflecting the company's planned program to change the mix of customers and products in order to improve overall profitability. The Agricultural Products segment includes the company's crop inputs distribution business, which sells seed, chemical and fertilizer products to growers.

Due to the fresh beef and pork divestiture and the pending chicken business divestiture, the Meat Processing segment will no longer report current results beginning in fiscal 2004. For the year, segment sales declined 68% to $2.5 billion. As cited above, the fresh beef and pork divestiture occurred in the second quarter of the current year. Accordingly, in the current year the segment results include only 115 days of activity as compared to a full fiscal year in the prior year. Current year sales for the fresh beef and pork business were below those of the prior year comparable period due to fluctuating market prices and difficult market conditions. Due to the pending chicken business divestiture, the company now classifies all chicken business activity within discontinued operations (i.e., outside of segment sales and operating profit).

Cost of Goods Sold

The company's cost of goods sold was $16.0 billion for 2003, compared to $21.5 billion in 2002. Overall gross profit (sales less cost of goods sold) for 2003 was 4% lower than that of 2002. Prior year cost of goods sold included approximately $7.4 billion from the divested fresh beef and pork operations, while current year cost of goods sold included approximately $2.4 billion. Gross margin (gross profit as a percent of net sales) improved to 19% from 16% in 2002, largely due to the fresh beef and pork divestiture, as that business had comparatively low margins. To a lesser degree, the company's manufacturing efficiency initiatives and improvement in product mix also boosted gross margins. Product mix improvement occurred in the Packaged Foods segment and also in the Agricultural Products segment. The Packaged Foods segment experienced increased sales of high-margin items such as snacks and frozen dinners, and decreased sales for comparatively low-margin items such as canned seafood and cheese. Also, lower input costs for processed meats favorably impacted cost of goods sold and, therefore, gross margin.

Selling, General and Administrative Expenses (includes general corporate expense)

Selling, general and administrative ("SG&A") expenses decreased $115 million, or 5%, to $2.3 billion for 2003. Prior year SG&A expenses included approximately $100 million from the divested fresh beef and pork operations, while current year SG&A expenses included approximately $33 million. SG&A expenses were favorably impacted by $139 million, due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, as the company was no longer required to amortize goodwill and intangible assets with indefinite lives beginning in the first quarter of fiscal 2003. While 2003 SG&A expenses were reduced by the adoption of SFAS No. 142 and the fresh beef and pork divestiture, these were partially offset by several SG&A expenses which increased in the current year. Specifically, during 2003 the company incurred incremental advertising and promotion (approximately $50 million), fresh beef and pork divestiture closing costs (approximately $40 million) and increased employment-related costs (approximately $65 million). The increased employment-related costs primarily relate to increased pension and postretirement costs resulting from the company reducing the discount rate used to measure the present value of its obligations as well as reducing the assumed rate of return on plan assets. SG&A expenses were 12% of sales during

2003, as compared to 10% of sales during 2002. This 2 percentage point increase was primarily a result of the fresh beef and pork divestiture reducing net sales without a proportionate reduction in SG&A expenses, as SG&A expenses in the fresh beef and pork businesses were historically low as a percentage of sales.

Operating Profit (earnings before general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes)

Packaged Foods operating profit grew $52 million, or 3%, for the fiscal year to reach $1.6 billion, reflecting successful cost management initiatives and improved product mix. Cost management initiatives include Project NUCLEUS, as well as supply chain (procurement, manufacturing, shipping and warehousing), and selling and administrative expenses. These management initiatives are expected to remain an important part of the Packaged Foods segment agenda to improve operating margins. Included in the supply chain initiative, the Packaged Foods segment is undertaking an SKU (stock keeping unit) reduction program, designed to discontinue the manufacture of certain unprofitable or marginally profitable items in order to boost overall efficiency and margins. Profit growth efforts include overall brand-building programs to better connect with consumers and improve consumer appreciation of the company's products. Profit improvement initiatives also include focusing on the company's higher-margin items as part of a plan to improve product mix.

While margins for many major retail-oriented products grew, including shelf-stable grocery and refrigerated prepared foods, the most significant segment profit improvement occurred in the company's frozen foods business. In that business, the company believes that improved product quality and effective expense control contributed significantly to the profit improvement. Overall operating profit for the dedicated foodservice-oriented operations, which manufacture and market french fries, specialty meats, seafood, tortillas and other items, declined for the year; reflecting a continuing difficult environment, believed by the company to be the result of a weak economy and factors negatively affecting certain major quick-service restaurant customers. In addition, the company reduced the values of certain refrigerated foodservice meat inventory items during the year which resulted in a pre-tax charge of approximately $24 million.

Food Ingredients operating profit declined $64 million, or 32%, to $134 million. While profits for the basic ingredients businesses grew due primarily to more favorable results in the company's energy merchandising operations, profits for milled ingredients declined due to increased input costs, and profits for specialty ingredients declined due, in part, to increased competition in the garlic market. During 2003, the company reduced the value of certain garlic inventory as lower-cost Chinese garlic created substantial competitive pressure. The company anticipates the competitive pressure caused by the imported garlic to continue in the near term.

Agricultural Products operating profit increased to $49 million from a $35 million loss in 2002. The profit increase was due to better customer and product mix, lower bad debt expense, and reduced administrative and other operating expenses as a result of cost management initiatives.

Meat Processing operating profit decreased 47% to $99 million due to the fresh beef and pork divestiture during the year which removed those operating profits from the segment's earnings base. In addition, the company settled an insurance claim relating to a beef plant fire that occurred in 2001 and realized approximately $50 million of segment operating profit. The insurance proceeds represented a recovery for the loss of facilities, inventory and related items.

Interest Expense, Net

For 2003, net interest expense was $276 million, 31% below 2002 amounts, primarily due to lower interest rates, increased interest income and reduced outstanding debt amounts. Through the use of interest rate swaps to effectively convert fixed-rate debt to floating-rate debt, the company benefited from lower interest rates as compared to 2002. The increased interest income resulted from the company holding debt securities issued by the fresh beef and pork joint venture in which the company holds a minority interest. Also contributing to the reduced 2003 interest expense was the company's reduction of $222 million of debt with cash proceeds generated by divestitures completed during the year.

Equity Method Investment Earnings

Equity method investment earnings increased to $38 million in fiscal 2003 from $27 million in 2002. The increase was primarily due to the company's minority ownership in the fresh beef and pork joint venture established following the company's fresh beef and pork divestiture during 2003. Income from the company's other equity method investments, which includes barley malting, potato production and grain merchandising, did not substantially change from their 2002 amounts.

Income (Loss) from Discontinued Operations

During the fourth quarter of 2003, the company committed to a plan to sell its chicken business. As a result, for all years presented, the company has classified results from its chicken business as discontinued operations. The company announced an agreement to sell its chicken business to Pilgrim's Pride Corporation on June 9, 2003. Loss from discontinued operations, net of tax, was $69 million for 2003, compared with earnings of $50 million in 2002. The year-over-year decline reflects a 2003 pre-tax charge of approximately $112 million ($69 million after-tax) related to lowering asset values in connection with the pending transaction, as well as a weaker performance from the chicken business during 2003. For most of 2003, the chicken markets were very difficult and fresh chicken prices remained low. The company believes those prices were partly due to large supplies of chicken and other proteins, a situation made worse by weak exports of chicken to Russia due to that country's policy changes regarding imports.

Income Taxes and Net Income

The effective tax rate was 35% for 2003, below the 38% effective tax rate in 2002 largely due to ceasing amortization of goodwill and other intangible assets as a result of the adoption of SFAS No. 142 and the favorable tax impact of the canned seafood divestiture. Net income was $775 million, or $1.46 per diluted share, compared to $783 million, or $1.47 per diluted share, in 2002.

Other

On June 22, 2001, the company filed an amended annual report on Form 10-K for the fiscal year ended May 28, 2000. The filing included restated financial information for fiscal years 1997, 1998, 1999 and 2000. The restatement, due to accounting and conduct matters at its UAP subsidiary, was based upon an investigation undertaken by the company and the Audit Committee of its Board of Directors. The restatement was principally related to revenue recognition for deferred delivery sales and vendor rebates, advance vendor rebates and bad debt reserves. The Securities and Exchange Commission ("SEC") issued a formal order of nonpublic investigation dated September 28, 2001. The company is cooperating with the SEC investigation, which relates to the UAP matters described above, as well as other aspects of the company's financial statements, including the level and application of certain of the company's reserves.

2002 vs. 2001

Reporting Segment Highlights

Dollars in millions				
Segment	**Fiscal 2002 Net Sales**	**% Change from Fiscal 2001**	**Fiscal 2002 Operating Profit**	**% Change from Fiscal 2001**
Packaged Foods	$12,497	9%	$1,591	16%
Food Ingredients	2,020	(2)	198	(20)
Agricultural Products	3,222	-	(35)	(221)
Meat Processing	7,734	(6)	188	6
Total	**$25,473**	**2%**	**$1,942**	**6%**

Segment operating profit excludes general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes. Management believes such expenses are not directly associated with segment performance results. In addition, management believes the presentation of total operating profit for segments facilitates period-to-period comparison of results of segment operations. Refer to note 21 of the company's consolidated financial statements for a reconciliation of total company operating profit to income from continuing operations before cumulative effect of changes in accounting.

Sales

Packaged Foods sales grew 9% in 2002 to reach $12.5 billion, reflecting, in part, improvements in sales and marketing effectiveness initiatives implemented over fiscal 2002 and 2001. These programs include new product introductions in several branded consumer categories such as tomato products, frozen dinners, frozen pizza, tablespreads, whipped toppings, gelatin snacks, popcorn, puddings and shelf-stable casserole meals. These programs also include improved product quality, additional marketing investment and improvements in customer service. Customer service improvements include dedicating teams toward specific food channels - for example, a team for the retail channel for food prepared at home, and a team for the foodservice channel for food prepared outside the home - to serve trade customers better and to identify new business opportunities within those channels.

Shelf-stable grocery sales grew in 2002 and were positively impacted by a full year's results for brands acquired at the end of the first quarter of 2001 as part of the International Home Foods ("IHF") acquisition. Such brands include Chef Boyardee, Gulden's,

Bumble Bee, Libby's, PAM, Louis Kemp and others. Excluding the impact of the acquired brands, shelf-stable grocery sales grew 6% in 2002 over 2001.

Some of the more significant new product successes in the shelf-stable grocery, snacks and dairy foods operations were products such as Banquet Homestyle Bakes, ACT II Kettle Corn and Chocolate Reddi-wip. Product quality improvements were most significant in the frozen foods operations, including the Healthy Choice brand.

Several large brands, including Butterball, Armour, Banquet, Chef Boyardee, Bumble Bee, ACT II, Hebrew National, PAM, Peter Pan and Parkay experienced a double-digit sales growth rate for the year. Other large brands, including Hunt's, Healthy Choice, Cook's, Orville Redenbacher's, Slim Jim, Blue Bonnet, Egg Beaters and Kid Cuisine, experienced a single-digit growth rate for the year, as did some of the largest foodservice-oriented product lines. Large consumer brands that experienced a low single-digit sales rate decline in 2002 included Marie Callender's, Swiss Miss and Van Camp's.

Sales growth in Packaged Foods also reflects progress with efficiently coordinating manufacturing, marketing and sales functions as part of efforts to improve overall execution, as well as "team" and "menu" selling programs. In the company's "team" and "menu" selling programs, several of the company's products are bundled together around specific themes that drive consumer purchases of branded retail products. Those themes include "Holidays," "Back to School," "Summer Grilling" and others.

Overall sales for the segment's core foodservice operations, which manufacture and market french fries, specialty meats, seafood, tortillas and other items, declined less than 2% for the year, largely reflecting a soft general economic climate for these products and the negative effect on consumer dining-out habits after the September 11, 2001, terrorist attacks.

Food Ingredients sales declined 2% to $2.0 billion. Sales within the segment are largely determined by input costs, which can fluctuate significantly. Sales for the seasonings, blends and flavorings operations increased 10% over 2001, partially due to a full year's results for the vegetable ingredient operations acquired in 2001. This was offset by an overall sales decline for the milling operations resulting from lower input prices and the closing of a flour mill early in the fiscal year. Sales for the company's basic ingredients businesses, which include the commodity sourcing and merchandising functions, declined largely due to comparisons against a year with unusually favorable market conditions for those operations.

Agricultural Products sales of crop inputs, such as seed, crop protection chemicals and fertilizer, were flat at $3.2 billion for the year.

Meat Processing sales declined 6% to $7.7 billion. Sales for the segment are largely determined by market dynamics, which can fluctuate significantly. Pork sales grew 5% for 2002, reflecting more favorable market conditions. Beef sales declined 9% in 2002, reflecting lower input prices as well as the loss of capacity due to a beef plant fire in December 2001.

Cost of Goods Sold

The company's cost of goods sold was $21.5 billion for 2002, compared to $21.3 billion in 2001. Overall gross profit (sales less cost of goods sold) for 2002 was 5% higher than that of 2001. Gross margin (gross profit as a percent of sales) improved to almost 16% from 15% in 2001, largely due to the company's continuing effort to reduce costs by streamlining operations, an improved mix of higher-margin products among the branded consumer operations, favorable industry margins in the pork operations, and relatively weak overall results in the prior year. Gross margin expansion was slowed by lower sales volumes of higher-margin products, less favorable market conditions in the agricultural operations, and less favorable market dynamics in the fresh beef operations.

Selling, General and Administrative Expenses (includes general corporate expense)

SG&A expenses increased 7% to $2.4 billion for 2002, compared to $2.3 billion in 2001. The increase was primarily due to a full year's results for brands acquired in 2001, increased marketing investment and increased expenses associated with a multi-year plan for infrastructure improvements. Such improvements include realigning the company's distribution network and management information systems, with particular focus on the company's Packaged Foods reporting segment, in order to better serve customers. SG&A expenses were 10% of sales during 2002, an increase over 2001 levels of 9%. Amortization of goodwill and other intangibles grew to $148 million in 2002 compared to $131 million in 2001, mostly due to a full year's results for brands acquired in 2001.

Operating Profit (earnings before general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes)

Packaged Foods operating profit grew 16% in 2002 to reach $1.6 billion, reflecting the benefit of improvement initiatives implemented over the last two fiscal years as well as a comparison against a fiscal year that showed relatively low profitability. The improvement programs include efforts to profitably grow sales while becoming more efficient in manufacturing, marketing and distribution. Profit growth efforts include new product introductions in several branded consumer categories such as tomato products, frozen dinners, frozen pizza, tablespreads, whipped toppings, gelatin snacks, popcorn, puddings, shelf-stable casserole meals and others. These programs also include focusing on the company's higher-profit items as part of a deliberate plan to improve product mix. Improved product quality, additional marketing investment and improvements in customer service are also part of ongoing programs that aided operating profit growth in fiscal 2002.

The year's operating profit growth also reflects progress with efficiently coordinating the manufacturing, marketing and sales functions as part of efforts to improve overall execution, as well as the "team" and "menu" selling programs described above in the discussion of Packaged Foods sales.

Shelf-stable grocery operating profit grew in 2002 and was positively impacted by efficiency gains resulting from the ongoing integration of IHF as well as a full year's results for the brands acquired as part of the IHF transaction, including Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM, Louis Kemp and others.

Overall operating profit for the dedicated foodservice-oriented operations, which manufacture and market french fries, specialty meats, seafood, tortillas and other items, declined 11% for the year, reflecting a soft general economic climate for these products and the negative effect on consumer dining-out habits after the September 11, 2001, terrorist attacks.

Food Ingredients operating profit declined 20% to $198 million. While the company made improvements to segment product and customer mix during 2002, the profit decline largely reflects lower volumes for some operations. Fiscal 2002 operating profit for the milling operations declined 6% from the previous year, resulting primarily from the closing of a flour mill early in the fiscal year. The segment's seasonings, blends and flavorings operations operating profit grew 5% compared to 2001. The seasonings, blends and flavorings growth was, in large part, attributable to a full year's results for a vegetable ingredient business acquired in 2001. Operating profits for the basic ingredients businesses, which include the commodity sourcing and merchandising functions, declined 33% due to comparisons against a year with unusually favorable market conditions.

Agricultural Products operating profit declined substantially to a loss of $35 million in fiscal 2002 from an operating profit of $29 million in fiscal 2001. Market conditions were generally weak. The soft pricing environment for those operations contributed to the year's operating loss, as did a lower volume of higher-margin products sold by the company. Difficult customer credit conditions and higher input costs also drove the segment's profit decline.

Meat Processing operating profit increased 6% to $188 million. Operating and efficiency improvements favorably impacted segment operating profits. Pork operating profits grew, reflecting more favorable market conditions. Beef profits declined for the year, reflecting less favorable market dynamics as well as the loss of capacity due to a beef plant fire in December 2001.

Interest Expense, Net

For 2002, interest expense, net was $401 million, 5% below 2001 amounts, primarily due to a combination of an intense effort to reduce working capital throughout the company and more favorable interest rates.

Equity Method Investment Earnings

Equity method investment earnings increased to $27 million from $20 million in 2001.

Income (Loss) from Discontinued Operations

In 2002, the company reported income of $50 million from its chicken operations, substantially above the amount earned in 2001, which was near zero. The profit growth reflects more favorable market conditions and better chicken prices. The company has reclassified its chicken business as discontinued operations since it plans to close the sale of that business in the summer of 2003.

Income Taxes, Cumulative Effect of Changes in Accounting, and Net Income

The effective tax rate for 2002 and 2001 was approximately 38%. The cumulative effect of changes in accounting impacted 2002 with a $2 million after-tax charge resulting from the company's adoption of SFAS No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities*, with an immaterial impact on diluted earnings per share. The cumulative effect of changes in accounting for 2001 was a $44 million after-tax charge, or $.09 per diluted share, resulting from the company's changes in accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives.

Fiscal 2002 net income was $783 million, or $1.47 per diluted share. Fiscal 2002 diluted earnings per share of $1.47 represents 19% growth over 2001 reported results of $1.24. This represents an 11% growth over 2001 diluted earnings per share of $1.33 before the cumulative effect of changes in accounting.

Liquidity and Capital Resources

Sources of Liquidity and Capital

The company's primary financing objective is to maintain a conservative balance sheet that provides the flexibility to pursue its growth objectives. The company uses short-term debt and its accounts receivable securitization program to finance increases in its trade working capital (accounts receivable plus inventory, less accounts payable, accrued expenses and advances on sales) needs and a combination of equity and long-term debt to finance both its base trade working capital needs and its noncurrent assets.

As part of its accounts receivable securitization program, the company enters into certain agreements to sell interests in pools of trade accounts receivable. As of the end of 2003, the existing programs funded up to $700 million of receivables at any one time. In July 2003, the company terminated one accounts receivable securitization program with an availability of $200 million. The accounts receivable are sold without recourse at a discount, and this cost is included in selling, general and administrative expenses. Because these accounts receivable are sold without recourse to unrelated third parties, accounts receivable balances sold are excluded from the company's consolidated financial statements. As of the end of 2003, accounts receivable sold totaled $556 million as compared to $684 million as of the end of 2002. The ability to sell accounts receivable is, in part, dependent upon the credit quality of the underlying accounts receivable. Although not anticipated by the company's management, deterioration of the credit quality of accounts receivable could impact the company's ability to sell receivables under this program. If the company were unable to obtain funds through its receivables program, the company would source its liquidity needs through additional borrowings under its commercial paper program. The interest rates for commercial paper are generally between .05 and .10 percentage points higher than the implicit rate for the accounts receivable sales program.

Commercial paper borrowings (usually less than 30 days maturity) are reflected in the company's consolidated balance sheets within notes payable. The company maintains back-up bank lines of credit at least equal to outstanding commercial paper borrowings. The company has never used these back-up lines of credit. The company is in compliance with the credit agreements' financial covenants. Management believes the company will maintain its current debt credit rating for the foreseeable future, thus allowing the company's continued issuance of commercial paper. If the company were unable to access the short-term commercial paper market, the company would use its bank revolving credit facilities to provide liquidity. The company has in place a short-term revolving credit facility of $550 million (expiring in May 2004) and a longer-term $1.05 billion revolving credit facility (expiring in May 2007) with major domestic and international banks. The interest rates for the revolving credit facilities are generally .30 to .35 percentage points higher than the interest rates for commercial paper.

The company's overall level of interest-bearing debt totaled $5.9 billion at the end of 2003, compared to $6.0 billion as of the end of 2002. This reduction reflects scheduled payments of maturing debt of $222 million, largely offset by adjustments to the recorded fair value of certain debt which the company hedges with interest rate swaps. As of the end of both 2003 and 2002, the company's senior debt ratings were BBB+ (Fitch), Baa1 (Moody's), and BBB+ (Standard & Poor's), all investment grade ratings.

As of the end of 2003, the company had interest rate swaps outstanding with notional amounts totaling $2.5 billion. Of the total, $2 billion of the interest rate swaps are used to effectively convert certain of the company's fixed rate debt into floating rate debt. The remaining $500 million of the company's interest rate swaps are used to hedge certain of the company's forecasted interest payments for floating rate debt for the period of 2005 through 2011. The company entered into these interest rate swaps to take advantage of historically low short-term rates, while continuing to maintain long-term financing.

During 2002, the company's finance subsidiary, ConAgra Capital, L.C., redeemed all 4,000,000 shares of its 9% Series A Cumulative Preferred Securities and all 10,000,000 shares of its 9.35% Series C Cumulative Preferred Securities for $350 million, using lower-rate short-term debt to fund the redemption. The $175 million of Series B Adjustable Rate Cumulative Preferred Securities were not redeemed by the company and remain outstanding as of the end of 2003.

Cash Flows

In fiscal 2003, the company generated $471 million of cash, which was the net impact of $713 million generated from operations, $567 million generated from investing activities, $829 million used in financing activities, and $20 million generated from the company's discontinued chicken operations.

Cash generated from operating activities of continuing operations totaled $713 million for 2003 as compared to $2.2 billion generated for 2002. The decreased cash flow was primarily due to contributions to the company's pension plans of $233 million in 2003 and significant reductions in trade working capital in 2002. Cash flow from operating activities is one of the company's primary sources of liquidity.

Cash generated from investing activities totaled $567 million for 2003, versus cash used in investing activities of $536 million in 2002. Investing activities for 2003 consist primarily of proceeds of nearly $1 billion from the fresh beef and pork divestiture and canned seafood operations sale, offset by additions to property, plant and equipment of $390 million under the company's capital expenditure plans.

Cash used in financing activities totaled $829 million for 2003, as compared to cash used of $1.8 billion in 2002. During 2003, the company made scheduled payments of maturing debt of $222 million and reduced the net amount of accounts receivable sold under its accounts receivable securitization program by $128 million. During 2002, the company reduced short-term borrowings by $2.6 billion through a combination of cash generated from operations and the issuance of approximately $2 billion in long-term debt. The company also redeemed $350 million of preferred securities of a subsidiary during 2002. The company issued short-term borrowings to fund the redemption of these subsidiary preferred securities. Dividends paid during 2003 totaled $509 million as compared to $483 million for 2002.

Management believes that cash flows from operations, existing credit facilities and access to capital markets will provide sufficient liquidity to meet its working capital needs, planned capital expenditures and payment of anticipated quarterly dividends.

Off Balance Sheet Arrangements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN No. 46, *Consolidation of Variable Interest Entities.* A variable interest entity ("VIE") is an entity whose equity investors do not have a controlling financial interest or do not have sufficient equity at risk such that the entity cannot finance its own activities. FIN No. 46 provides that VIEs shall be consolidated by the entity deemed to be the primary beneficiary of the VIE. FIN No. 46 is immediately effective for VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN No. 46 is effective for the company in the second quarter of fiscal 2004. The company is currently evaluating its relationship with unconsolidated entities (including all noncancelable leasing arrangements) which may meet the definition of a VIE. Based on its analysis to date, the company has not determined the impact, if any, from the adoption of FIN No. 46.

All future cash payments required under the company's noncancelable leasing arrangements are reflected in the "Contractual Obligations" table on page 44.

Obligations and Commitments

As part of its ongoing operations, the company enters into arrangements that obligate the company to make future payments under contracts such as lease agreements, debt agreements and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay" contracts). The unconditional purchase obligation arrangements are entered into by the company in its normal course of business in order to ensure adequate levels of sourced product are available to the company. Of these items, capital lease and debt obligations, which total $5.8 billion, are currently recognized as liabilities in the company's consolidated balance sheet. Operating lease obligations and unconditional purchase obligations, which total $1.2 billion, are not recognized as liabilities in the company's consolidated balance sheet in accordance with generally accepted accounting principles.

A summary of the company's contractual obligations at the end of 2003 is as follows (including obligations of discontinued operations):

In millions	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Long-Term Debt	$5,787.1	$508.7	$1,077.6	$509.6	$3,691.2
Lease Obligations	741.4	118.1	174.2	145.9	303.2
Purchase Obligations	465.9	149.4	180.5	64.4	71.6
Total	$6,994.4	$776.2	$1,432.3	$719.9	$4,066.0

The company's total obligations of approximately $7.0 billion reflect a decrease of approximately $155 million from the company's 2002 fiscal year end. The decrease was primarily a result of the scheduled pay down of certain long-term debt during fiscal 2003, as well as the company no longer including obligations associated with the divested fresh beef and pork operations (see note 3 to the consolidated financial statements).

As part of its ongoing operations, the company also enters into arrangements that obligate the company to make future cash payments only upon the occurrence of a future event (e.g., guarantee debt or lease payments of a third party should the third party be unable to perform). In accordance with generally accepted accounting principles, the following commercial commitments are not recognized as liabilities in the company's consolidated balance sheet. A summary of the company's commitments, including commitments associated with equity method investments, as of the end of fiscal 2003, is as follows (including obligations of discontinued operations):

In millions	Amount of Commitment Expiration per Period				
Other Commercial Commitments	**Total**	**Less than 1 Year**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Guarantees	$58.9	$6.0	$12.0	$18.4	$22.5
Other Commitments	7.9	3.7	3.8	.4	–
Total Commitments	$66.8	$9.7	$15.8	$18.8	$22.5

The company's total commitments of approximately $67 million includes approximately $51 million in guarantees and other commitments the company has made on behalf of the company's fresh beef and pork joint venture.

As part of the fresh beef and pork transaction, the company assigned a hog purchase contract to the new joint venture and the venture has indemnified the company for all liabilities under the contract. The company has guaranteed the performance of the fresh beef and pork joint venture with respect to the hog purchase contract. The hog purchase contract requires the fresh beef and pork joint venture to purchase a minimum of approximately 1.2 million hogs annually through 2014. The contract stipulates minimum price commitments, based in part on market prices and in certain circumstances also includes price adjustments based on certain inputs.

Trading Activities

The company accounts for certain contracts (e.g., "physical" commodity purchase/sale contracts and derivative contracts) at fair value. The company considers a portion of these contracts to be its "trading" activities; specifically, those contracts that do not qualify for hedge accounting under SFAS No. 133. The table below summarizes the changes in trading assets and liabilities for 2003:

In millions	
Net asset outstanding as of May 26, 2002, at fair value	$ 32.5
Contracts settled during the period [1]	(45.4)
Changes in fair value of contracts outstanding as of May 25, 2003 [2]	50.3
Changes attributable to changes in valuation techniques and assumptions	–
Net asset outstanding as of May 25, 2003, at fair value	$ 37.4

[1] Includes contracts outstanding at May 26, 2002, and contracts entered into and settled during the period.

[2] Includes option premiums paid and received.

The following table represents the fair value and scheduled maturity dates of such contracts outstanding as of May 25, 2003:

In millions	Fair Value of Contracts as of May 25, 2003 Net Asset/(Liability)		
Source of Fair Value	**Maturity less than 1 year**	**Maturity 1 - 3 years**	**Total Fair Value**
Prices actively quoted (i.e., exchange-traded contracts)	$37.8	$1.3	$39.1
Prices provided by other external sources (i.e., non-exchange-traded contracts)	(2.2)	.5	(1.7)
Prices based on other valuation models (i.e., non-exchange-traded contracts)	–	–	–
Total fair value	$35.6	$1.8	$37.4

In order to minimize the risk of loss associated with non-exchange-traded transactions with counterparties, the company utilizes established credit limits and performs ongoing counterparty credit evaluations.

The above tables exclude commodity-based contracts entered into in the normal course of business, including "physical" contracts to buy or sell commodities at agreed-upon fixed prices, as well as derivative contracts (e.g., futures and options) used primarily to hedge an existing asset or liability (e.g., inventory) or an anticipated transaction (e.g., purchase of inventory). The use of such contracts is not considered by the company to be "trading" activities as these contracts are considered either normal purchase and sale contracts or hedging contracts.

Critical Accounting Policies

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company's historical experiences combined with management's understanding of current facts and circumstances. Certain of the company's accounting policies are considered critical as they are both important to the portrayal of the company's financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by management of the company.

The company's Audit Committee has reviewed the development, selection and disclosure of the critical accounting policies.

Allowance for Doubtful Accounts – The company's allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance, and anticipated customer performance. While management believes the company's processes effectively address its exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustment to the allowance for doubtful accounts recorded by the company.

Marketing Costs – The company incurs certain costs to promote its products through marketing programs which include advertising, retailer incentives and consumer incentives. The company expenses each of these types of marketing costs in accordance with applicable authoritative accounting literature. The judgment required in determining when marketing costs are incurred can be significant. For volume-based incentives provided to retailers, management must continually assess the likelihood of the retailer achieving the specified targets. Similarly, for consumer coupons, management must estimate the level at which coupons will be redeemed by consumers in the future. Estimates made by management in accounting for marketing costs are based primarily on the company's historical experience with marketing programs with consideration given to current circumstances and industry trends. As these factors change, management's estimates could change and the company could recognize different amounts of marketing costs over different periods of time.

Inventory Valuation – Management reviews its inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories, and discontinued products or lines of products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer specific trends. If the company's actual results differ from management expectations with respect to the selling of its inventories at amounts equal to or greater than their carrying amounts, the company would be required to adjust its inventory balances accordingly.

Environmental Liabilities – Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Management works with independent third-party specialists in order to effectively assess the company's environmental liabilities. Management estimates the company's environmental liabilities based on evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of the company and other potentially responsible parties, and its experience in remediating sites. Environmental liability estimates may be affected by changing governmental or other external determinations of what constitutes an environmental liability or an acceptable level of cleanup. Management's estimate as to its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. Insurance companies and other indemnitors are notified of any potential claims, and periodically updated as to the general status of known claims. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. To the extent that there are changes in the evaluation factors identified above, management's estimate of environmental liabilities may also change.

Employment-Related Benefits – The company incurs certain employment-related expenses associated with pensions, postretirement health care benefits, and workers' compensation. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to measure the present value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates, anticipated healthcare costs, and employee accidents incurred but not yet reported to the company. The estimates used by management are based on the company's historical experience as well as current facts and circumstances. The company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the company recognizing different amounts of expense over different periods of time.

Impairment of Long-Lived Assets (including property, plant and equipment), Goodwill and Identifiable Intangible Assets – In accordance with applicable accounting literature, the company reduces the carrying amounts of long-lived assets, goodwill and identifiable intangible assets to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires the company to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the company in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

Recently Issued Accounting Standards

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. Generally, it requires classification of such financial instruments as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments in existence prior to May 31, 2003, SFAS No. 150 is effective as of September 1, 2003. The company believes that the adoption of SFAS No. 150 will have no impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and whether a derivative containing a financing component warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on the company's financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. A variable interest entity ("VIE") is an entity whose equity investors do not have a controlling financial interest or do not have sufficient equity at risk such that the entity cannot finance its own activities. FIN No. 46 provides that VIEs shall be consolidated by the entity deemed to be the primary beneficiary of the VIE. FIN No. 46 is immediately effective for VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN No. 46 is effective for the company in the second quarter of fiscal 2004. The company is currently evaluating its relationship with unconsolidated entities which may meet the definition of a VIE. Based on its analysis to date, the company has not determined the impact, if any, from the adoption of FIN No. 46.

In November 2002, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF Issue No. 00-21 provides guidance for revenue arrangements that involve the delivery or performance of multiple products or services where performance may occur at different points or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 (i.e., the company's second quarter of fiscal 2004). The company has not yet completed its assessment of the anticipated adoption impact, if any, of EITF Issue No. 00-21.

In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, *Determining Whether an Arrangement Contains a Lease.* The consensus requires a party to a service contract or similar arrangement to determine whether the arrangement is or includes a lease within the scope of SFAS No. 13, *Accounting for Leases.* EITF Issue No. 01-8 is effective for arrangements entered into or modified after May 28, 2003 and is not expected to have a material impact on the company's financial statements.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement requires the company to recognize the fair value of a liability associated with the cost the company would be obligated to incur in order to retire an asset at some point in the future. The liability will be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for the company in the first quarter of fiscal 2004. The company will adopt this standard at the beginning of its fiscal 2004. The company has not yet completed its assessment of the anticipated adoption impact of SFAS No. 143.

Related Party Transactions

ConAgra Foods enters into many lease agreements for land, buildings and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates ("Opus"). Mark Rauenhorst, a director of ConAgra Foods, is a beneficial owner, officer and director of Opus. The agreements with Opus relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus, some of which contain various termination rights and purchase options. Leases effective in fiscal 2003 required annual lease payments by ConAgra Foods of approximately $20.7 million. ConAgra Foods also paid Opus $1.5 million for construction work during fiscal 2003. Opus had revenues of approximately $1.1 billion in calendar 2002.

Market Risk

The principal market risks affecting the company are exposures to price fluctuations of commodity and energy inputs, interest rates and foreign currencies. These fluctuations impact the trading business, which includes the commodity sourcing and merchandising functions, and the processing businesses, which represent the remaining businesses of the company.

Commodities – The company purchases commodity inputs such as wheat, corn, oats, soybean meal, soybean oil, cattle and hogs, energy and packaging materials to be used in its operations. These commodities are subject to price fluctuations that may create price risk. The company enters into commodity hedges to manage this price risk using physical forward contracts or derivative instruments. ConAgra Foods has policies governing the hedging instrument its businesses may use. These policies include limiting the dollar risk exposure for each of its businesses. The company also monitors the amount of associated counter-party credit risk for all non-exchange-traded transactions. In addition, the company purchases and sells certain commodities such as wheat, corn, soybeans, soybean meal, soybean oil, oats and energy in its trading operations. The company's trading activities are limited in terms of maximum dollar exposure and monitored to ensure compliance.

The following table presents one measure of market risk exposure using sensitivity analysis. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. In reality, as markets move, the company actively manages its risk and adjusts hedging strategies as appropriate. Fair value was determined using quoted market prices and was based on the company's net derivative position by commodity at each quarter-end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.

Effect of 10% Change in Market Prices:

In millions	**2003**	2002
Processing Activities		
Grains/Food		
High	**$38.2**	$44.4
Low	**25.2**	25.0
Average	**32.8**	33.8
Meats		
High	**17.1**	21.2
Low	**.1**	7.7
Average	**5.9**	12.7
Energy		
High	**14.3**	12.3
Low	**8.7**	8.8
Average	**11.8**	10.4
Trading Activities		
Grains		
High	**21.7**	14.1
Low	**9.9**	1.2
Average	**16.2**	6.3
Meats		
High	**6.2**	7.6
Low	**2.1**	1.0
Average	**4.1**	3.8
Energy		
High	**13.4**	7.7
Low	**–**	.5
Average	**6.6**	3.1

Interest Rates – The company primarily uses interest rate swaps to manage the effect of interest rate changes on a portion of its existing debt and forecasted debt balances. The company enters into such interest rate swaps to take advantage of historically low short-term rates, while continuing to maintain long-term financing. As of May 25, 2003 and May 26, 2002, the fair value of the interest rate swap agreements recognized in prepaid expenses and other current assets was approximately $220 million and $29.4 million, respectively, while the fair value of interest rate swap agreements recognized in other accrued liabilities was approximately $52 million and $0, respectively. As of May 25, 2003 and May 26, 2002, a one percentage point increase/decrease in interest rates would have decreased/increased the fair value of the interest rate swap agreements by approximately $37 million and $89 million, respectively.

As of May 25, 2003 and May 26, 2002, the fair value of the company's fixed rate debt was estimated at $6.3 billion and $5.7 billion, respectively, based on current market rates primarily provided by outside investment advisors. As of May 25, 2003 and May 26, 2002, a one percentage point increase in interest rates would decrease the fair value of the company's fixed rate debt by approximately $428 million and $383 million, respectively, while a one percentage point decrease in interest rates would increase the fair value of the company's fixed rate debt by approximately $490 million and $437 million, respectively. With respect to floating rate debt, a one percentage point change in interest rates would have impacted net interest expense by approximately $11 million and $14 million in fiscal 2003 and 2002, respectively.

Foreign Operations – In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of its processing and trading operations. This activity primarily relates to hedging against foreign currency risk in purchasing inventory, capital equipment, sales of finished goods and future settlement of foreign denominated assets and liabilities.

The following table presents one measure of market risk exposure using sensitivity analysis for the company's processing operations. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in exchange rates. Actual changes in exchange rates may differ from hypothetical changes. Fair value was determined using quoted exchange rates and was based on the company's net foreign currency position at each quarter-end during the fiscal year. The market risk exposure analysis excludes the underlying foreign denominated transactions that are being hedged. The currencies hedged have a high inverse correlation to exchange rate changes of the foreign currency derivative instrument.

Effect of 10% Change in Exchange Rates:

In millions	**2003**	2002
Processing Businesses		
High	**$26.8**	$17.1
Low	**8.8**	8.6
Average	**18.1**	13.7

The market risk exposure related to the company's trading operations is not material to the company's results of operations or financial position.

Forward-Looking Statements

This report, including Management's Discussion & Analysis, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. Future economic circumstances, industry conditions, company performance and financial results, availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, actions of governments and regulatory factors affecting the company's businesses and other risks described in the company's reports filed with the Securities and Exchange Commission are examples of factors, among others, that could cause results to differ materially from those described in the forward-looking statements. The company cautions that any foward-looking statements included in this report are made as of the date of this report.

CONSOLIDATED STATEMENTS OF EARNINGS

ConAgra Foods, Inc. and Subsidiaries

	For the fiscal years ended May		
Dollars in millions except per share amounts	**2003**	2002	2001
Net sales	**$19,839.2**	$25,473.0	$25,060.5
Costs and expenses			
Cost of goods sold	**16,016.3**	21,495.6	21,288.3
Selling, general and administrative expenses	**2,308.4**	2,423.1	2,274.0
Interest expense, net	**276.3**	401.1	422.5
	18,601.0	24,319.8	23,984.8
Income from continuing operations before equity method investment earnings, income taxes and cumulative effect of changes in accounting	**1,238.2**	1,153.2	1,075.7
Equity method investment earnings	**37.9**	27.2	19.5
Income tax expense	**436.0**	445.3	412.8
Income from continuing operations before cumulative effect of changes in accounting	**840.1**	735.1	682.4
Income (loss) from discontinued operations, net of tax	**(69.2)**	49.9	.1
Cumulative effect of changes in accounting	**3.9**	(2.0)	(43.9)
Net income	**$ 774.8**	$ 783.0	$ 638.6
Earnings per share – basic			
Income from continuing operations before cumulative effect of changes in accounting	**$ 1.59**	$ 1.39	$ 1.33
Income (loss) from discontinued operations	**(.13)**	.09	–
Cumulative effect of changes in accounting	**.01**	–	(.09)
Net income	**$ 1.47**	$ 1.48	$ 1.24
Earnings per share – diluted			
Income from continuing operations before cumulative effect of changes in accounting	**$ 1.58**	$ 1.38	$ 1.33
Income (loss) from discontinued operations	**(.13)**	.09	–
Cumulative effect of changes in accounting	**.01**	–	(.09)
Net income	**$ 1.46**	$ 1.47	$ 1.24

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ConAgra Foods, Inc. and Subsidiaries

	For the fiscal years ended May		
Dollars in millions	**2003**	2002	2001
Net income	**$ 774.8**	**$ 783.0**	**$ 638.6**
Other comprehensive income (loss), net of tax			
Cumulative effect of change in accounting	–	(24.6)	–
Net derivative adjustment	**(2.1)**	5.1	–
Currency translation adjustment	**60.1**	3.0	(17.6)
Minimum pension liability	**(64.9)**	(15.3)	–
Comprehensive income	**$ 767.9**	**$ 751.2**	**$ 621.0**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ConAgra Foods, Inc. and Subsidiaries

	May 25	May 26
Dollars in millions	**2003**	2002
Assets		
Current assets		
Cash and cash equivalents	**$ 628.6**	$ 157.9
Receivables, less allowance for doubtful accounts of $84.9 and $101.3	**976.0**	1,276.4
Inventories	**3,274.8**	4,077.1
Prepaid expenses and other current assets	**863.1**	576.4
Current assets of discontinued operations	**317.1**	346.1
Total current assets	**6,059.6**	6,433.9
Property, plant and equipment		
Land and land improvements	**186.8**	274.6
Buildings, machinery and equipment	**4,458.7**	5,175.9
Furniture, fixtures, office equipment and other	**636.3**	632.1
Construction in progress	**170.7**	296.3
	5,452.5	6,378.9
Less accumulated depreciation	**(2,632.7)**	(2,929.0)
Property, plant and equipment, net	**2,819.8**	3,449.9
Goodwill	**3,834.9**	3,900.9
Brands, trademarks and other intangibles, net	**835.0**	885.1
Other assets	**1,154.3**	418.9
Noncurrent assets of discontinued operations	**367.8**	482.2
	$15,071.4	$15,570.9
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable	**$ 26.9**	$ 30.9
Current installments of long-term debt	**508.7**	209.0
Accounts payable	**1,277.0**	2,103.9
Advances on sales	**351.3**	374.8
Accrued payroll	**282.7**	291.1
Other accrued liabilities	**1,210.4**	1,161.8
Current liabilities of discontinued operations	**146.4**	141.9
Total current liabilities	**3,803.4**	4,313.4
Senior long-term debt, excluding current installments	**4,632.2**	4,973.7
Other noncurrent liabilities	**1,059.1**	1,015.8
Noncurrent liabilities of discontinued operations	**17.0**	32.7
Subordinated debt	**763.0**	752.1
Preferred securities of subsidiary company	**175.0**	175.0
Commitments and contingencies		
Common stockholders' equity		
Common stock of $5 par value, authorized 1,200,000,000 shares; issued 565,617,169 and 565,509,607	**2,828.1**	2,827.5
Additional paid-in capital	**725.7**	737.2
Retained earnings	**2,080.5**	1,821.9
Accumulated other comprehensive loss	**(159.4)**	(152.5)
Less treasury stock, at cost, common shares of 28,851,930 and 28,469,119	**(686.4)**	(676.8)
	4,788.5	4,557.3
Less unearned restricted stock and value of 7,428,088 and 9,903,931 common shares held in Employee Equity Fund	**(166.8)**	(249.1)
Total common stockholders' equity	**4,621.7**	4,308.2
	$15,071.4	$15,570.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

ConAgra Foods, Inc. and Subsidiaries

		For fiscal years ended May						
Columnar amounts in millions	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	EEF* Stock and Other	Total
Balance at May 28, 2000	524.1	$2,620.7	$147.5	$1,345.3	$(103.1)	$(760.2)	$(361.5)	$2,888.7
Stock option and incentive plans	.2	.9	(53.5)	.1		87.3	39.6	74.4
Fair market valuation of EEF shares			(54.7)				54.7	–
Shares issued for acquisitions	41.0	205.1	643.2					848.3
Currency translation adjustment					(17.6)			(17.6)
Dividends declared on common stock, $.879 per share				(449.2)				(449.2)
Net income				638.6				638.6
Balance at May 27, 2001	565.3	2,826.7	682.5	1,534.8	(120.7)	(672.9)	(267.2)	3,983.2
Stock option and incentive plans	.2	.8	26.7	.3		(3.9)	46.1	70.0
Fair market valuation of EEF shares			28.0				(28.0)	–
Currency translation adjustment					3.0			3.0
Cumulative effect of change in accounting					(24.6)			(24.6)
Net derivative adjustment					5.1			5.1
Minimum pension liability					(15.3)			(15.3)
Retirement of subsidiary preferred securities				(6.7)				(6.7)
Dividends declared on common stock, $.930 per share				(489.5)				(489.5)
Net income				783.0				783.0
Balance at May 26, 2002	565.5	2,827.5	737.2	1,821.9	(152.5)	(676.8)	(249.1)	4,308.2
Stock option and incentive plans	.1	.6	26.7			(9.6)	44.1	61.8
Fair market valuation of EEF shares			(38.2)				38.2	–
Currency translation adjustment					60.1			60.1
Net derivative adjustment					(2.1)			(2.1)
Minimum pension liability					(64.9)			(64.9)
Dividends declared on common stock, $.978 per share				(516.2)				(516.2)
Net income				774.8				774.8
Balance at May 25, 2003	565.6	$2,828.1	$725.7	$2,080.5	$(159.4)	$(686.4)	$(166.8)	$4,621.7

The accompanying notes are an integral part of the consolidated financial statements.

* Employee Equity Fund (note 14)

CONSOLIDATED STATEMENTS OF CASH FLOWS

ConAgra Foods, Inc. and Subsidiaries

	For the fiscal years ended May		
Dollars in millions	**2003**	2002	2001
Cash flows from operating activities			
Net income	**$774.8**	$ 783.0	$ 638.6
(Income) loss from discontinued operations	**69.2**	(49.9)	(.1)
Income from continuing operations	**844.0**	733.1	638.5
Adjustments to reconcile income from continuing operations to net cash from operating activities			
Depreciation	**391.9**	415.5	407.4
Goodwill and other amortization	**4.8**	147.8	131.0
Loss on sale of fixed assets	**35.6**	2.2	64.9
Cumulative effect of changes in accounting	**(3.9)**	2.0	43.9
Other noncash items (includes postretirement benefits)	**207.2**	129.6	168.6
Change in assets and liabilities before effects from business combinations and divestitures			
Receivables	**105.0**	160.6	(393.0)
Inventories and prepaid expenses	**(127.1)**	638.9	(577.2)
Accounts payable and accrued liabilities	**(745.0)**	(31.0)	(327.4)
Net cash flows from operating activities	**712.5**	2,198.7	156.7
Cash flows from investing activities			
Additions to property, plant and equipment	**(390.4)**	(475.7)	(511.1)
Payment for business acquisitions	**–**	(110.0)	(1,107.2)
Sale of businesses and property, plant and equipment	**976.0**	17.5	39.4
Notes receivable and other items	**(18.5)**	32.9	(29.6)
Net cash flows from investing activities	**567.1**	(535.3)	(1,608.5)
Cash flows from financing activities			
Net short-term borrowings (repayments)	**(4.0)**	(2,646.2)	1,421.5
Proceeds from issuance of long-term debt	**–**	1,997.5	1,663.7
Repayment of long-term debt	**(222.0)**	(300.4)	(21.7)
Changes in amounts sold under the accounts receivable securitization, net	**(127.5)**	(53.1)	(77.0)
Redemption of preferred securities of subsidiary	**–**	(350.0)	–
Cash dividends paid	**(509.2)**	(482.9)	(429.2)
Repayment of acquired company's debt	**–**	–	(1,114.3)
Other items	**33.4**	31.2	41.0
Net cash flows from financing activities	**(829.3)**	(1,803.9)	1,484.0
Net cash provided from discontinued operations	**20.4**	100.3	8.3
Net increase (decrease) in cash and cash equivalents	**470.7**	(40.2)	40.5
Cash and cash equivalents at beginning of year	**157.9**	198.1	157.6
Cash and cash equivalents at end of year	**$628.6**	$ 157.9	$ 198.1

The accompanying notes are an integral part of the consolidated financial statements.

Years ended May 25, 2003, May 26, 2002, and May 27, 2001
Columnar Amounts in Millions Except Per Share Amounts

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year – The fiscal year of ConAgra Foods, Inc. ("ConAgra Foods" or the "company") ends the last Sunday in May.

The accounts of two wholly-owned subsidiaries, ConAgra Fertilizer Company and United Agri Products, Inc., have been consolidated on the basis of a year ending in February. Such fiscal period corresponds with those companies' natural business year.

Basis of Consolidation – The consolidated financial statements include the accounts of ConAgra Foods, Inc. and all majority-owned subsidiaries. All significant intercompany investments, accounts and transactions have been eliminated.

Investments in Unconsolidated Subsidiaries – The investments in and the operating results of 50%-or-less-owned entities not required to be consolidated are included in the financial statements on the basis of the equity method of accounting or the cost method of accounting, depending on specific facts and circumstances.

Inventories – The company principally uses the lower of cost, determined using the first-in, first-out method, or market for valuing inventories not hedged. Grain, flour and major feed ingredient inventories are hedged to the extent practicable and are principally stated at market, including adjustment to market of open contracts for purchases and sales. Short-term interest expense incurred to finance hedged inventories is included in cost of goods sold in order to properly reflect gross profits on hedged transactions.

Property, Plant & Equipment – Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Land Improvements	1 - 40 years
Buildings	15 - 40 years
Machinery and equipment	3 - 20 years
Furniture, fixtures, office equipment and other	5 - 15 years

The company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset "held-for-use" is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset's carrying amount is reduced to its fair market value. An asset "held-for-sale" is reported at the lower of the carrying amount or fair market value, less cost to sell.

Goodwill and Other Identifiable Intangible Assets – Goodwill and other identifiable intangible assets with indefinite lives (e.g., brands or trademarks) are not amortized and are tested annually for impairment of value. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset's carrying amount is reduced to its fair market value. The company's annual impairment testing is performed during the fourth quarter.

Identifiable intangible assets with definite lives (e.g., licensing arrangements with contractual lives or customer lists) are amortized over their estimated useful lives and tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset is written down to its fair value.

Derivative Instruments – The company uses derivatives (e.g., futures and options) for the purpose of hedging exposure to changes in commodity prices, interest rates and foreign currency exchange rates. The fair value of each derivative is recognized in the balance sheet within current assets or current liabilities. Changes in the fair value of derivatives are recognized immediately in the income statement for derivatives that do not qualify for hedge accounting. For derivatives designated as a hedge and used to hedge an existing asset or liability (e.g., inventory), both the derivative and hedged item are recognized at fair value within the balance sheet with the changes in both of these fair values being recognized immediately in the income statement. For derivatives designated as a hedge and used to hedge an anticipated transaction (e.g., future purchase of inventory), changes in the fair value of the derivatives are deferred in the balance sheet within accumulated other comprehensive income to the extent the hedge is effective in mitigating the exposure to the related anticipated transaction. Any ineffectiveness associated with the hedge is recognized immediately in the income statement. Amounts deferred within accumulated other comprehensive income are recognized in the income statement in the same period during which the hedged transaction affects earnings (e.g., when hedged inventory is sold).

Fair Values of Financial Instruments – Unless otherwise specified, the company believes the carrying value of financial instruments approximates their fair value.

Environmental Liabilities – Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Such liabilities are adjusted as new information develops or circumstances change. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable.

Employment-Related Benefits – Employment-related benefits associated with pensions, postretirement health care benefits and workers' compensation are expensed as such benefits are earned by applicable employees. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, future health costs and employee accidents incurred but not yet reported. The company uses third-party specialists to assist management in appropriately measuring the expense associated with employment-related benefits.

Revenue Recognition – Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances and product returns.

Net Sales – Gross profits earned from commodity trading activities, which are included in net sales, total $194.9 million, $161.4 million and $278.6 million for fiscal 2003, 2002 and 2001, respectively.

Sales and cost of goods sold, if reported on a gross basis for these activities, would be increased by $14.3 billion, $10.5 billion and $12.0 billion for fiscal 2003, 2002 and 2001, respectively.

Marketing Costs – The company incurs various types of marketing costs in order to promote its products, including retailer incentives and consumer incentives. The company expenses each of these types of marketing costs as incurred. In addition, the company incurs advertising costs, which are expensed in the year incurred.

Stock-Based Compensation – The company has stock option plans approved by stockholders, which provide for granting of options to employees for purchase of common stock at prices equal to the fair market value at the time of grant. The company accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no stock-based compensation expense is reflected in net income, as options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The company also issues stock under various stock-based compensation arrangements approved by stockholders including restricted stock, phantom stock and stock issued in lieu of cash bonuses. The value of restricted and phantom stock, equal to fair market value at the time of grant, is amortized as compensation expense over the vesting period. Stock issued in lieu of cash bonuses is recognized as compensation expense as earned.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* which became effective for fiscal years ending after December 15, 2002. SFAS No. 148 requires certain pro forma information regarding net income and earnings per share assuming the company recognized expense for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rate of 4.30%, 4.52% and 5.17%; a dividend yield of 3.9%, 3.9% and 2.4%; expected volatility of 30.0%, 29.0% and 29.0%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 2003, 2002 and 2001 was $5.88, $5.08 and $5.75, respectively. Pro forma net income and earnings per share are as follows:

	2003	2002	2001
Net income, as reported	**$774.8**	$783.0	$638.6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(20.2)**	(17.6)	(17.5)
Pro forma net income	**$754.6**	$765.4	$621.1
Earnings per share:			
Basic earnings per share — as reported	**$1.47**	$1.48	$1.24
Basic earnings per share — pro forma	**$1.43**	$1.44	$1.21
Diluted earnings per share — as reported	**$1.46**	$1.47	$1.24
Diluted earnings per share — pro forma	**$1.43**	$1.44	$1.21

Comprehensive Income – Comprehensive income includes net income, currency translation adjustments, certain derivative-related activity and changes in the minimum pension liability. The company deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

The following details the income tax expense (benefit) on components of other comprehensive income (loss):

	2003	2002	2001
Cumulative effect of change in accounting	**$ –**	$(15.1)	$ –
Net derivative adjustment	**(1.3)**	3.1	–
Minimum pension liability	**(39.8)**	(9.4)	–

Use of Estimates – Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets, liabilities, revenues and expenses as reflected in the financial statements. Actual results could differ from estimates.

Reclassifications – On September 19, 2002, the company sold a controlling interest in its fresh beef and pork operations to a joint venture led by outside investors (see note 3). As a result of this transaction, the company reports its share of the earnings associated with its minority ownership of the joint venture as equity method investment earnings. Historically, all equity method investment earnings were included in the selling, general and administrative expenses income statement line item. Subsequent to the reclassification, all equity method investment earnings are presented above the income tax expense line item and are no longer included in the company's determination of reporting segment operating profit. All periods presented have been reclassified to reflect equity method investment earnings as a separate line item (see note 21).

Certain other reclassifications have been made to prior year amounts to conform to current year classifications.

Accounting Changes – During the third quarter of fiscal 2003, the company adopted Financial Accounting Standards Board Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. The recognition provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. FIN No. 45 also elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. See note 18 to the consolidated financial statements.

The company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, as of the beginning of the current fiscal year. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives shall not be amortized and shall be tested for impairment of value on an annual basis. SFAS No. 142 also provides that "negative" goodwill shall be written off as part of the adoption of the new standard. Negative goodwill results from a purchase business combination where the purchase price is less than the fair value of the net assets acquired. For further discussion of the company's adoption of SFAS No. 142, see note 4 to the consolidated financial statements.

In fiscal 2002, the company adopted SFAS No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities*, and its related amendment, SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* (collectively "SFAS No. 133"). The adoption of SFAS No. 133 resulted in a cumulative effect of an accounting change that reduced net income by $2.0 million, and decreased accumulated other comprehensive income by $24.6 million, net of tax, in the first quarter of fiscal 2002. Other than such cumulative effect, the effect of the change on income before cumulative effect of changes in accounting for fiscal 2002 was not material. The pro forma effect of retroactive application of SFAS No. 133, had this new standard been in effect for the prior fiscal years presented, was not material.

In the fourth quarter of fiscal 2001, the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives, which resulted in a reduction of fiscal 2001 net income of $43.9 million. Other than such cumulative effect, the effect of the changes on fiscal 2001 was not material.

Recently Issued Accounting Pronouncements – In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. Generally, it requires classification of such financial instruments as a liability.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments in existence prior to May 31, 2003, SFAS No. 150 is effective as of September 1, 2003. The company believes that the adoption of SFAS No. 150 will have no impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and whether a derivative containing a financing component warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on the company's financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities.* A variable interest entity ("VIE") is an entity whose equity investors do not have a controlling financial interest or do not have sufficient equity at risk such that the entity cannot finance its own activities. FIN No. 46 provides that VIEs shall be consolidated by the entity deemed to be the primary beneficiary of the VIE. FIN No. 46 is immediately effective for VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN No. 46 is effective for the company in the second quarter of fiscal 2004. The company is currently evaluating its relationship with unconsolidated entities which may meet the definition of a VIE. Based on its analysis to date, the company has not determined the impact, if any, from the adoption of FIN No. 46.

In November 2002, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF Issue No. 00-21 provides guidance for revenue arrangements that involve the delivery or performance of multiple products or services where performance may occur at different points or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 (i.e., the company's second quarter of fiscal 2004). The company has not yet completed its assessment of the anticipated adoption impact, if any, of EITF Issue No. 00-21.

In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, *Determining Whether an Arrangement Contains a Lease.* The consensus requires a party to a service contract or similar arrangement to determine whether the arrangement is or includes a lease within the scope of SFAS No. 13, *Accounting for Leases.* EITF Issue No. 01-8 is effective for arrangements entered into or modified after May 28, 2003 and is not expected to have a material impact on the company's financial statements.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement requires the company to recognize the fair value of a liability associated with the cost the company would be obligated to incur in order to retire an asset at some point in the future. The liability will be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The company will adopt this standard at the beginning of its fiscal 2004. The company has not yet completed its assessment of the anticipated adoption impact of SFAS No. 143.

2. DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2003, the company committed to a plan to sell its chicken business. On June 9, 2003, the company announced an agreement to sell its chicken business to Pilgrim's Pride Corporation. The sale is expected to be completed during the summer of 2003.

The company has reflected the financial information of the chicken business as discontinued operations. The company recognized an impairment charge of $69.4 million (net of an income tax benefit of $42.6 million) to reduce the carrying amount of the chicken business' goodwill to zero and to reflect a reduction in the carrying values of long-lived assets of the chicken business to their fair market value, less cost to sell.

Summary results of operations of the chicken business included within discontinued operations are as follows:

	2003	2002	2001
Net sales	**$2,213.3**	$2,298.1	$2,181.1
Cost of goods sold	**2,132.1**	2,129.7	2,103.0
Selling, general and administrative expenses	**80.5**	86.7	77.2
Interest expense	**.4**	.4	.8
Long-lived asset impairment charge	**112.0**	–	–
Income (loss) before income taxes	**(111.7)**	81.3	.1
Income tax (expense) benefit	**42.5**	(31.4)	–
Income (loss) from discontinued operations, net of tax	**$ (69.2)**	$ 49.9	$ .1

The current and noncurrent assets and liabilities of the chicken business as of May 25, 2003 and May 26, 2002 are as follows:

	2003	2002
Receivables, less allowance for doubtful accounts	**$105.6**	$117.2
Inventories	**209.6**	227.6
Prepaid expenses and other current assets	**1.9**	1.3
Current assets of discontinued operations	**$317.1**	$346.1
Property, plant and equipment, net	**$363.1**	$443.9
Goodwill	**–**	36.3
Other assets	**4.7**	2.0
Noncurrent assets of discontinued operations	**$367.8**	$482.2
Accounts payable	**$ 62.2**	$ 61.4
Accrued payroll	**11.2**	25.3
Other accrued liabilities	**73.0**	55.2
Current liabilities of discontinued operations	**$146.4**	$141.9
Long-term debt	**$ 17.0**	$ 17.9
Other noncurrent liabilities	**–**	14.8
Noncurrent liabilities of discontinued operations	**$ 17.0**	$ 32.7

3. ACQUISITIONS AND DIVESTITURES

On September 19, 2002, the company completed a strategic transaction in which it sold a controlling interest in its fresh beef and pork operations to a joint venture led by Hicks, Muse, Tate & Furst Incorporated (the "fresh beef and pork divestiture"). Outside investors own 55% of the joint venture, and the company owns the remaining 45%. The fresh beef and pork operations were sold to the joint venture at book value. The company incurred deal-related transaction expenses (including post-closing settlement costs) of approximately $37 million in fiscal 2003.

As part of the transaction, the company received:

- $768 million in cash;
- a 45% equity interest in the joint venture valued at approximately $147 million;
- a $150 million subordinated promissory note receivable from a subsidiary of the joint venture maturing in seven and one-half years from the date of issuance, with paid-in-kind interest accruing at 8% for the first five years, 9% in the sixth year and 10% thereafter;
- a $30 million 8% secured promissory note issued by the joint venture's cattle feeding business, and;
- a $262 million note receivable (pursuant to a secured line of credit totaling $350 million) from the joint venture's cattle feeding business carrying an interest rate of LIBOR plus 3.5%.

In addition, the company purchased $150 million of 12.5% senior subordinated notes issued by a subsidiary of the joint venture, which effectively reduced the amount of cash received. The company sold $120 million of the senior subordinated notes in March 2003.

The fresh beef operations sold to the joint venture include a beef processing business as well as a cattle feeding business. The purchase price associated with the cattle feeding business was financed entirely by the company with the cattle feeding-related notes cited above. Total cattle feeding-related notes receivable were approximately $318 million as of May 25, 2003, due to the joint venture's additional borrowings under the $350 million secured line of credit and the $30 million 8% secured promissory note issued by the joint venture. The cattle feeding-related notes receivable, which are collateralized by the cattle, feedlots and other assets of the cattle feeding business, mature in September 2004, and can be extended by the company for a period of at least 18 months under certain circumstances.

Due to the purchase price of the cattle feeding business being entirely financed by the company, the legal divestiture of the cattle feeding operation has not been recognized as a divestiture for accounting purposes. In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") Topic 5E, *Accounting for Divestiture of a Subsidiary or Other Business Operation*, the company has aggregated the assets and liabilities associated with the cattle feeding operation on its balance sheet (after elimination of the joint venture's cattle feeding notes payable against the company's cattle feeding notes receivable). The cattle feeding operation assets have been aggregated and are presented in the company's balance sheet within other assets, while its liabilities have been aggregated and are presented within other noncurrent liabilities. In accordance with SAB Topic 5E, this accounting treatment will be continued by the company until circumstances have changed sufficiently that it becomes appropriate to recognize the transaction as a divestiture for accounting purposes.

The company's unaudited pro forma results of operations for the fiscal years ended May 25, 2003 and May 26, 2002, assuming the sale of its fresh beef and pork operations to the joint venture occurred as of the beginning of the fiscal years presented, are as follows:

	2003	2002
Net sales	**$17,381.4**	$17,740.1
Net income	**$ 759.1**	$ 721.5
Earnings per share – diluted	**$ 1.43**	$ 1.35

In the fourth quarter of fiscal 2003, ConAgra Foods sold its canned seafood operations for approximately $180 million. These operations had annual sales of approximately $500 million.

On August 24, 2000, the company acquired all of the outstanding shares of common stock and stock options of International Home Foods ("IHF"). As part of the acquisition, the company issued approximately 41 million shares of company common stock and assumed options to acquire approximately 5 million post-acquisition shares of company common stock, having an aggregate fair value of approximately $850 million. In addition, the company paid approximately $875 million in cash to the IHF shareholders and assumed approximately $1.1 billion of debt.

4. CHANGES IN ACCOUNTING POLICY

The company adopted SFAS No. 142 at the beginning of its current fiscal year. The company's adoption of SFAS No. 142 resulted in a cumulative effect of an accounting change that increased net income by $3.9 million, or $.01 per diluted share for the fiscal year ended May 25, 2003. Amortization of goodwill and other identifiable intangible assets with indefinite lives was discontinued as of the adoption date.

The following is comparative earnings information assuming SFAS No. 142 had been in effect for each period presented:

	2003	2002	2001
Reported net income	**$774.8**	$783.0	$638.6
Add goodwill amortization, net of tax	–	97.7	84.5
Add brand/trademark amortization, net of tax	–	21.3	20.5
Adjusted net income	**$774.8**	$902.0	$743.6
Earnings per share – basic			
Reported net income	**$ 1.47**	$ 1.48	$ 1.24
Add goodwill amortization, net of tax	–	.18	.17
Add brand/trademark amortization, net of tax	–	.04	.04
Adjusted net income	**$ 1.47**	$ 1.70	$ 1.45
Earnings per share – diluted			
Reported net income	**$ 1.46**	$ 1.47	$ 1.24
Add goodwill amortization, net of tax	–	.18	.17
Add brand/trademark amortization, net of tax	–	.04	.04
Adjusted net income	**$ 1.46**	$ 1.69	$ 1.45

5. GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

Goodwill by reporting segment is as follows:

	2003	2002
Packaged Foods	**$3,766.6**	$3,767.4
Food Ingredients	**43.5**	42.8
Agricultural Products	**24.8**	24.6
Meat Processing	**–**	66.1
Total	**$3,834.9**	$3,900.9

As a result of the fresh beef and pork divestiture (see note 3), goodwill associated with the fresh beef and pork operations (and included in the Meat Processing reporting segment) was reduced by $66.1 million in 2003.

Other identifiable intangible assets are as follows:

	2003		2002	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Non-amortizing intangible assets	**$792.3**	**$ –**	$834.8	$ –
Amortizing intangible assets	**55.9**	**13.2**	58.7	8.4
Total	**$848.2**	**$13.2**	$893.5	$8.4

Non-amortizing intangible assets are primarily comprised of the company's brands/trademarks. Amortizing intangible assets, carrying a weighted average life of approximately 14 years, are principally comprised of licensing arrangements and customer lists. For fiscal years 2003, 2002 and 2001, the company recognized $4.8 million, $39.9 million and $36.3 million, respectively, of amortization expense. Based on amortizing assets recognized in the company's balance sheet as of May 25, 2003, amortization expense is estimated to be approximately $5 million for each of the next three years and approximately $3 million for each of the following two years.

As a result of the fresh beef and pork divestiture and the canned seafood divestiture (see note 3), non-amortizing intangible assets were reduced by $51.9 million and amortizing intangible assets were reduced by $5.1 million in fiscal 2003.

6. EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of weighted average outstanding common shares. Diluted earnings per share is computed on the basis of weighted average outstanding common shares plus equivalent shares assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive.

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:

	2003	2002	2001
Net income			
Income from continuing operations before cumulative effect of changes in accounting	**$840.1**	$735.1	$682.4
Income (loss) from discontinued operations	**(69.2)**	49.9	.1
Cumulative effect of changes in accounting	**3.9**	(2.0)	(43.9)
Net income	**774.8**	783.0	$638.6
Redemption of subsidiary preferred securities, net of tax	**–**	(6.7)	–
Income available to common shareholders	**$774.8**	$776.3	$638.6
Earnings per share – basic			
Weighted average shares outstanding	**528.6**	525.8	511.6
Earnings per share – diluted			
Weighted average shares outstanding – basic	**528.6**	525.8	511.6
Add shares contingently issuable upon exercise of stock options	**2.1**	2.2	2.7
Weighted average shares outstanding	**530.7**	528.0	514.3

At the end of fiscal years 2003, 2002 and 2001, there were 15.4 million, 7.4 million and 16.7 million options outstanding, respectively, with exercise prices exceeding the annual average market value of common stock that were therefore excluded from the computation of shares contingently issuable upon exercise of the options.

7. RECEIVABLES

At fiscal year-end, 2003, the company had agreements to sell interests in pools of receivables, in an amount not to exceed $700 million at any one time. Participation interests in new receivables may be sold as collections reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of earnings. During fiscal 2003, the company sold interests in net new receivables approximating $241 million and used $369 million of net additional collections to reduce the facilities from $684 million at fiscal year end 2002 to $556 million at fiscal year end 2003.

Subsequent to fiscal 2003, the company terminated an accounts receivable securitization program with an availability of $200 million.

8. INVENTORIES

The major classes of inventories are as follows:

	2003	2002
Raw materials and packaging	**$1,009.0**	$1,586.7
Work in process	**92.7**	103.5
Finished goods	**2,032.1**	2,285.0
Other	**141.0**	101.9
	$3,274.8	$4,077.1

9. CREDIT FACILITIES AND BORROWINGS

At May 25, 2003, the company had credit lines from banks that totaled approximately $1,937 million, including: $1,050 million of long-term revolving credit facilities maturing in May 2007; $550 million of short-term revolving credit facilities maturing in May 2004; and uncompensated bankers' acceptance and money market loan facilities approximating $337 million. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The company pays fees for its revolving credit facilities.

The company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities were $608.6 million and $2,005.7 million for fiscal years 2003 and 2002, respectively. This excludes an average of $27.0 million of short-term borrowings that were classified as long-term for fiscal 2002 (see note 10). There were not any short-term borrowings that were reclassified as long-term in fiscal 2003. The highest period-end, short-term indebtedness during fiscal 2003 and 2002 was $933.6 million and $3,714.6 million, respectively. Short-term borrowings were at rates below prime. The weighted average interest rate was 1.75% and 3.26%, respectively, for fiscal 2003 and 2002.

10. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

	2003	2002
Senior Debt		
8.25% senior debt due September 2030	**$ 300.0**	$ 300.0
7.0% senior debt due October 2028	**400.0**	400.0
6.7% senior debt due August 2027 (redeemable at option of holders in 2009)	**300.0**	300.0
7.125% senior debt due October 2026 (redeemable at option of holders in 2006)	**400.0**	400.0
7.875% senior debt due September 2010	**750.0**	750.0
9.875% senior debt due November 2005	**100.0**	100.0
7.5% senior debt due September 2005	**600.0**	600.0
5.5% senior debt	**–**	200.0
9.87% to 9.95% senior notes due in various amounts through 2009	**28.0**	30.5
8.1% to 9.0% publicly issued medium-term notes due in various amounts through 2004	**12.0**	12.0
Floating rate senior debt due September 2003	**500.0**	500.0
6.0% senior debt due September 2006	**500.0**	500.0
6.75% senior debt due September 2011	**1,000.0**	1 ,000.0
1.65% to 9.28% Industrial Development Revenue Bonds (collateralized by plant and equipment) due on various dates through 2019	**30.0**	37.9
Miscellaneous unsecured	**57.4**	66.2
Total face value senior debt	**4,977.4**	5,196.6
Subordinated Debt		
9.75% subordinated debt due March 2021	**400.0**	400.0
7.375% to 7.4% subordinated debt due in various amounts through 2005	**350.0**	350.0
Total face value subordinated debt	**750.0**	750.0
Total debt face value	**5,727.4**	5,946.6
Unamortized discounts/premiums	**(11.7)**	(13.1)
Adjustment to fair value for hedged debt	**205.2**	19.2
Less current portion	**(508.7)**	(209.0)
Less debt related to discontinued operations	**(17.0)**	(17.9)
Total long-term debt	**$5,395.2**	$5,725.8

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 25, 2003, are as follows:

2004	$508.7
2005	374.1
2006	708.9
2007	509.4
2008	8.1

Under the long-term credit facility referenced in note 9, the company has agreements that allow it to borrow up to $1,050 million through May 2007.

The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the company to repay the debt if consolidated funded debt exceeds 65% of consolidated capital base or if fixed charges coverage is less than 1.75 to 1.0, as such terms are defined in applicable agreements. As of the end of fiscal 2003, the company's consolidated funded debt was approximately 52% of its consolidated capital base and the fixed charges ratio was approximately 4.1 to 1.0.

Net interest expense consists of:

	2003	2002	2001
Long-term debt	**$330.4**	$364.3	$284.8
Short-term debt	**3.9**	66.7	182.1
Interest income	**(53.7)**	(23.5)	(38.5)
Interest capitalized	**(3.9)**	(6.0)	(5.1)
	276.7	401.5	423.3
Interest expense allocated to discontinued operations	**(.4)**	(.4)	(.8)
	$276.3	$401.1	$422.5

Net interest paid was $291.6 million, $387.0 million and $392.7 million in fiscal 2003, 2002 and 2001, respectively.

Short-term debt interest expense of $15.3 million, $20.8 million and $35.0 million in fiscal 2003, 2002 and 2001, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

The carrying amount of long-term debt (including current installments) was $5,903.9 million and $5,934.8 million as of May 25, 2003, and May 26, 2002, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 25, 2003 and May 26, 2002 was estimated at $6,786.8 million and $6,382.3 million, respectively. The company's long-term debt is generally not callable until maturity.

11. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of:

	2003	2002
Legal and environmental liabilities primarily associated with the company's acquisition of Beatrice Company (see note 18)	**$ 130.0**	$ 136.9
Postretirement health care and pensions	**600.8**	668.4
Deferred taxes	**284.3**	214.3
Liabilities of divested cattle feeding operations	**59.7**	–
Other	**53.5**	64.8
	1,128.3	1,084.4
Less current portion	**(69.2)**	(68.6)
	$1,059.1	$1,015.8

12. PREFERRED SECURITIES OF SUBSIDIARY COMPANY

ConAgra Capital, L.C., an indirectly controlled subsidiary of the company (ConAgra Foods indirectly owns 100% of the voting securities), has 7 million shares of Series B Adjustable Rate Cumulative Preferred ("Series B Securities") outstanding. Distributions on these Series B Securities are payable monthly at a rate per annum, which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 2003 was 5.0%.

For financial statement purposes, distributions on the Series B Securities are included in selling, general and administrative expenses in the company's consolidated statements of earnings as such amounts represent minority interests.

The Series B Securities were issued at a price of $25 per share. Series B Securities are non-voting (except in certain limited circumstances), are fully and unconditionally guaranteed (as provided in the guarantee documents) by ConAgra Foods and, in certain limited circumstances, are exchangeable for debt securities of ConAgra Foods. The Series B Securities are redeemable at the option of ConAgra Capital, L.C. (with ConAgra Foods' consent) in whole or in part, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

During fiscal 2002, the company's finance subsidiary, ConAgra Capital, L.C., redeemed all 4,000,000 shares of its 9% Series A Cumulative Preferred Securities and all 10,000,000 shares of its 9.35% Series C Cumulative Preferred Securities. The company used approximately $350 million of short-term debt to fund the redemption of the preferred securities. The redemption resulted in a charge of approximately $11 million in fiscal 2002.

13. CAPITAL STOCK

The company has authorized shares of preferred stock as follows:

- Class B — $50 par value; 150,000 shares
- Class C — $100 par value; 250,000 shares
- Class D — without par value; 1,100,000 shares
- Class E — without par value; 16,550,000 shares

There were no preferred shares issued or outstanding as of May 25, 2003.

14. EMPLOYEE EQUITY FUND

In fiscal 1993, the company established a $700 million Employee Equity Fund ("EEF"), a grantor trust, to pre-fund future stock-related obligations of the company's compensation and benefit plans. The EEF supports existing, previously approved employee plans that use ConAgra Foods common stock.

For financial reporting purposes the EEF is consolidated with ConAgra Foods. The fair market value of the shares held by the EEF is shown as a reduction to common stockholders' equity in the company's consolidated balance sheets. All dividends and interest transactions between the EEF and ConAgra Foods are eliminated. Differences between cost and fair value of shares held and/or released are included in consolidated additional paid-in capital.

Following is a summary of shares held by the EEF:

	2003	2002
Shares held (in millions)	**7.4**	9.9
Cost – per share	**$14.552**	$14.552
Cost – total	**$ 108.0**	$ 144.3
Fair market value – per share	**$ 23.01**	$ 24.76
Fair market value – total	**$ 170.7**	$ 245.5

15. STOCK PLANS AND RIGHTS

Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock at prices equal to fair market value at the time of grant. Options become exercisable under various vesting schedules and generally expire 10 years after the date of grant.

The changes in the outstanding stock options during the three years ended May 25, 2003, are summarized below:

	2003		2002		2001	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning of year	**31.9**	**$22.97**	28.8	$22.80	25.6	$23.30
Granted	**7.5**	**25.58**	7.3	22.04	11.6	15.76
Exercised	**(2.3)**	**17.71**	(2.3)	16.23	(6.1)	10.89
Canceled	**(1.9)**	**24.82**	(1.9)	24.63	(2.3)	24.27
End of year	**35.2**	**$23.76**	31.9	$22.97	28.8	$22.80
Exercisable at end of year	**21.1**	**$23.83**	20.3	$23.49	18.7	$22.63

Options granted for fiscal 2001 include approximately 5 million options at an average exercise price of $10.00 issued in conjunction with the acquisition of IHF.

The following summarizes information about stock options *outstanding* as of May 25, 2003:

Range of Exercise Price	Options Outstanding			Options Exercisable	
	Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$ 4.87 - $20.75	7.4	4.9	$ 18.62	5.9	$ 18.31
20.76 - 22.00	8.7	8.0	21.76	3.9	21.72
22.01 - 25.36	8.4	6.5	24.28	5.0	23.77
25.37 - 28.31	7.8	7.6	26.71	3.5	27.71
28.32 - 36.81	2.9	4.4	33.57	2.8	33.57
$ 4.87 - $36.81	**35.2**	**6.6**	**$23.76**	**21.1**	**$23.83**

At May 25, 2003, approximately 15.5 million shares were reserved for granting additional options and restricted or bonus stock awards.

In accordance with stockholder approved plans, the company also issues stock under various stock-based compensation arrangements including restricted stock, phantom stock and stock issued in lieu of cash bonuses. Under each arrangement, stock is issued without direct cost to the employee. During fiscal 2003, 2002 and 2001, respectively, the company issued shares and share equivalents totaling 1.1 million, 1.0 million and 1.2 million under these arrangements. The resulting compensation expense totaled $10.7 million, $8.5 million and $7.3 million for fiscal 2003, 2002 and 2001, respectively. At May 25, 2003, the amount of deferred stock-based compensation granted, but to be recognized over future periods, totaled $27.1 million.

Each share of common stock carries with it one-half preferred stock purchase right ("Right"). The Rights become exercisable 10 days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of Class E Preferred Stock at an exercise price of $200, subject to adjustment. The Rights expire on July 12, 2006, and may be redeemed at the option of the company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the company's Board of Directors on July 12, 1996, payable to stockholders of record on July 24, 1996. The one Right for each outstanding share was adjusted to one-half Right for each share effective October 1, 1997, as a result of the two-for-one stock split. At May 25, 2003, the company has reserved one million Class E preferred shares for exercise of the Rights.

16. PRE-TAX INCOME AND INCOME TAXES

Income from continuing operations before equity method investment earnings, income taxes and cumulative effect of changes in accounting consisted of the following:

	2003	2002	2001
United States	**$1,151.1**	$1,074.2	$ 982.2
Foreign	**87.1**	79.0	93.5
	$1,238.2	$1,153.2	$1,075.7

The provision for income taxes includes the following:

	2003	2002	2001
Current			
Federal	**$178.8**	$238.9	$290.5
State	**29.8**	29.3	30.9
Foreign	**40.6**	32.1	40.4
	$249.2	$300.3	$361.8
Deferred			
Federal	**169.0**	131.9	46.4
State	**17.8**	13.1	4.6
	186.8	145.0	51.0
	$436.0	$445.3	$412.8

Income taxes computed by applying statutory rates to income from continuing operations before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:

	2003	2002	2001
Computed U.S. federal income taxes	**$433.4**	$403.6	$376.5
State income taxes, net of U.S. federal tax benefit	**34.9**	27.6	23.1
Nondeductible amortization of goodwill and other intangibles	**–**	27.8	24.7
Export and jobs tax credits	**(16.2)**	(16.0)	(20.4)
Divestitures of businesses	**(17.5)**	–	–
Other	**1.4**	2.3	8.9
	$436.0	$445.3	$412.8

Income taxes paid were $249.0 million, $310.4 million, and $268.4 million in fiscal 2003, 2002 and 2001, respectively. The Internal Revenue Service has closed examinations of the company's tax returns through fiscal 1995. Certain tax authorities have proposed adjustments for later years, some of which are being contested by the company. The company believes that it has made adequate provisions for income taxes payable.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consists of the following:

	2003		2002	
	Assets	**Liabilities**	Assets	Liabilities
Depreciation and amortization	**$ –**	**$632.7**	$ –	$489.0
Pension and other postretirement benefits	**209.0**	**–**	211.8	–
Other noncurrent liabilities that will give rise to future tax deductions	**190.1**	**–**	173.8	–
Accrued expenses	**89.6**	**–**	69.4	–
Fiscal 1999 and 2000 restructuring/impairment charges	**60.2**	**–**	203.6	–
Impairment charge on chicken business	**42.6**	**–**	–	–
Other	**104.7**	**62.3**	98.9	67.0
	$696.2	**$695.0**	$757.5	$556.0

17. COMMITMENTS

The company leases certain facilities and transportation equipment under agreements that expire at various dates. Rent expense under all operating leases for continuing operations was $260.1 million, $286.0 million and $267.0 million in fiscal 2003, 2002 and 2001, respectively. Rent expense under operating leases for discontinued operations was $20.2 million, $21.3 million and $19.9 million in fiscal 2003, 2002 and 2001, respectively.

A summary of noncancelable operating lease commitments for fiscal years following May 25, 2003, is as follows:

2004	$115.0
2005	96.1
2006	73.1
2007	87.5
2008	56.3
Later years	298.0
	$726.0

Future noncancelable operating lease commitments for discontinued operations are not material.

The company had letters of credit, performance bonds and other commitments and guarantees outstanding at May 25, 2003, aggregating to $66.8 million.

ConAgra Foods enters into many lease agreements for land, buildings, and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates ("Opus"). A member of the company's board of directors is a beneficial owner, officer and director of Opus. The agreements with Opus relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus, some of which contain various termination rights and purchase options. Leases effective in fiscal 2003 required annual lease payments by ConAgra Foods of approximately $20.7 million.

18. CONTINGENCIES

In fiscal 1991, the company acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of the company reflect significant liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by the company. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 34 Superfund, proposed Superfund or state-equivalent sites; these sites involve locations previously owned or operated by predecessors of Beatrice that used or produced petroleum, pesticides, fertilizers, dyes, inks, solvents, PCBs, acids, lead, sulfur, tannery wastes, and/or other contaminants. Beatrice has paid or is in the process of paying its liability share at 29 of these sites. Adequate reserves for these matters have been established based on the company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and its experience in remediating sites. The reserves for Beatrice environmental matters totaled $121.2 million as of May 25, 2003, and $119.3 million as of May 26, 2002, a majority of which relates to the Superfund and state equivalent sites referenced above. Expenditures for these matters are expected to occur over a period of 5 to 20 years.

In certain limited situations, the company will guarantee an obligation of an unconsolidated entity. Currently, the company guarantees certain obligations primarily associated with leases entered into by several of its equity method investees. Under these arrangements, the company is obligated to perform under these leases (i.e., make the lease payments) should the equity method investees be unable to perform. Most of these guarantees resulted from the company's fresh beef and pork divestiture. The leases have terms not exceeding 13 years and the maximum amount of future payments the company has guaranteed is approximately $59.0 million. The company has also assigned a hog purchase contract to the new beef and pork joint venture and the venture has indemnified the company for all liabilities under the contract. The company has guaranteed the performance of the fresh beef and pork joint venture with respect to the hog purchase contract. The hog purchase contract requires the fresh beef and pork joint venture to purchase a minimum of approximately 1.2 million hogs annually through 2014. The contract stipulates minimum price commitments, based in part on market prices and, in certain circumstances, also includes price adjustments based on certain inputs. The company does not have a liability established in its balance sheet for these arrangements as the company has determined that performance under the guarantees is not probable.

The company is a party to a number of lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on the company's financial condition, results of operations or liquidity.

19. DERIVATIVE FINANCIAL INSTRUMENTS

The company is exposed to market risks, such as changes in commodity prices, foreign currency exchange rates and interest rates. To manage volatility associated with these exposures, the company may enter into various derivative transactions (e.g., futures and options) pursuant to established company policies.

Commodity Price Management – The company is subject to raw material price fluctuations caused by supply conditions, weather, economic conditions and other factors. Generally, the company utilizes commodity futures and options contracts to reduce the volatility of commodity input prices on items such as grains, vegetable oils and energy.

Futures and options contracts qualifying for hedge accounting and used to hedge anticipated transactions are designated as cash flow hedges with gains and losses deferred in accumulated other comprehensive income, to the extent the hedge is effective. These amounts are recognized within cost of goods sold in the period during which the hedged transaction affects earnings. Any hedge gain or loss deemed ineffective, as well as gains or losses on contracts which do not qualify or for which the company does not designate, for hedge accounting, are immediately recognized within sales or cost of goods sold.

Foreign Currency Management – In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods, and future settlement of foreign-denominated assets and liabilities.

Hedges of anticipated foreign currency-denominated transactions are designated as cash flow hedges. The gains and losses associated with these hedges are deferred in accumulated other comprehensive income until the forecasted transaction impacts earnings. Forward exchange and option contracts are also used to hedge firm commitment transactions denominated in a currency other than the applicable functional currency. The firm commitments and foreign currency hedges are both recognized at fair value within prepaid expenses and other current assets or other accrued liabilities. Gains and losses associated with firm commitment and foreign currency hedges are recognized within net sales, cost of goods sold or selling, general and administrative expenses, depending on the nature of the transaction. Foreign currency derivatives that the company has elected not to account for under hedge accounting are recorded immediately in earnings within sales, cost of goods sold or selling, general and administrative expenses, depending on the nature of the transaction.

Interest Rate Management – In order to reduce exposures related to changes in interest rates, the company may use derivative instruments, including interest rate swaps. As of May 25, 2003 and May 26, 2002, the company had interest rate swap agreements outstanding with notional amounts totaling $2.5 billion and $2 billion, respectively. As of May 25, 2003 and May 26, 2002, $2 billion of the interest rate swaps were used to effectively convert certain of the company's fixed rate debt into floating rate debt. These interest rate swaps are accounted for as fair value hedges and result in no recognition of ineffectiveness in the income statement as the interest rate swaps' provisions match the applicable provisions of the hedged debt. As of May 25, 2003, $500 million of the company's interest rate swaps were used to hedge certain of the company's forecasted interest payments for floating rate debt for the period of 2005 through 2011. These interest rate swaps are accounted for as cash flow hedges with gains and losses deferred in accumulated other comprehensive income, to the extent the hedge is effective. Any ineffectiveness associated with the interest rate swaps is immediately recognized in earnings within interest expense. The company did not have any interest rate swaps accounted for as cash flow hedges as of May 26, 2002.

Additional Derivative Information – The fair value of derivative assets is recognized within prepaid expenses and other current assets, while the fair value of derivative liabilities is recognized within other accrued liabilities. As of May 25, 2003 and May 26, 2002, the fair value of derivatives recognized within prepaid expenses and other current assets was $325.5 million and $106.8 million, respectively, while the amount recognized within other accrued liabilities was $84.5 million and $35.4 million, respectively. As of May 25, 2003 and May 26, 2002, the fair value of derivatives recognized in current assets of discontinued operations was $2.3 million and $1.9 million, respectively.

For fiscal 2003 and 2002, the ineffectiveness associated with derivatives designated as cash flow and fair value hedges from continuing operations was a loss of $1.6 million and $6.4 million, respectively. Hedge ineffectiveness is recognized within net sales, cost of goods sold or interest expense, depending on the nature of the hedge. For fiscal 2003 and 2002, the ineffectiveness associated with derivatives designated as cash flow and fair value hedges from discontinued operations was a gain of $2.3 million and $0.5 million, respectively. The company does not exclude any component of the hedging instrument's gain or loss when assessing effectiveness.

Generally, the company hedges a portion of its anticipated consumption of commodity inputs for periods up to 12 months. The company may enter into longer-term hedges on particular commodities if deemed appropriate. As of May 25, 2003, the company had hedged certain portions of its anticipated consumption of commodity inputs through March 2005.

As of May 25, 2003 and May 26, 2002, the net deferred loss recognized in accumulated other comprehensive income was $23.5 million and $19.5 million, net of tax, respectively. Fiscal 2002 includes the impact of the cumulative effect of change in accounting principle. The company anticipates a gain of $9.9 million, net of tax, will be transferred out of accumulated other comprehensive income and recognized within earnings over the next 12 months. The company anticipates a loss of $33.4 million, net of tax, will be transferred out of accumulated other comprehensive income and recognized within earnings subsequent to the next 12 months. A $3.7 million and $24.5 million loss, net of tax, was transferred from accumulated other comprehensive income into income from continuing operations in fiscal 2003 and fiscal 2002, respectively. For fiscal 2003 and fiscal 2002, respectively, a $4.0 million gain and $4.3 million loss, net of tax, was transferred from accumulated other comprehensive income into income (loss) from discontinued operations.

For fiscal 2003, the company recognized a total of $5.1 million gain within sales and cost of goods sold and a $3.2 million loss within selling, general and administrative expenses related to discontinued cash flow hedges that were no longer probable of occurring as a result of the fresh beef and pork divestiture and the canned seafood divestiture. The company did not discontinue any cash flow hedges or firm commitments during fiscal 2002.

20. PENSION AND POSTRETIREMENT BENEFITS

Retirement Pension Plans

The company and its subsidiaries have defined benefit retirement plans ("plan") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service. The company funds these plans in accordance with the minimum and maximum limits established by law.

Components of pension benefit costs and weighted average actuarial assumptions are:

	2003	2002	2001
Pension Benefit Cost			
Service cost	**$ 62.1**	$ 59.6	$ 52.3
Interest cost	**120.6**	115.1	109.7
Expected return on plan assets	**(113.1)**	(136.0)	(126.3)
Amortization of prior service costs	**3.6**	4.3	4.3
Amortization of transition asset	**(.4)**	(2.8)	(2.7)
Recognized net actuarial (gain) loss	**2.5**	(3.9)	(.1)
Curtailment loss and special benefits	**1.2**	.2	.3
Pension benefit cost – company plans	**76.5**	36.5	37.5
Pension benefit cost – multi-employer plans	**7.9**	7.3	8.9
Total pension benefit cost	**$ 84.4**	$ 43.8	$ 46.4
Actuarial Assumptions			
Discount rate	**7.25%**	7.50%	7.50%
Long-term rate of return on plan assets	**7.75%**	9.25%	9.25%
Long-term rate of compensation increase	**5.50%**	5.50%	5.50%

The company amortizes prior service costs and amortizable gains and losses in equal annual amounts over the average expected future period of vested service. For plans with no active participants, average life expectancy is used instead of average expected useful service.

The change in projected benefit obligation and change in plan assets at February 28, 2003, and 2002 were:

	2003	2002
Change in Projected Benefit Obligation		
Projected benefit obligation at beginning of year	**$1,709.1**	$ 1,575.8
Service cost	**62.1**	59.6
Interest cost	**120.6**	115.1
Plan participants' contributions	**.1**	.1
Amendments	**(8.9)**	3.9
Actuarial loss	**114.5**	45.0
Curtailment/Settlement gain	**–**	(.6)
Other	**.1**	.6
Benefits paid	**(97.6)**	(90.4)
Projected benefit obligation at end of year	**$1,900.0**	$ 1,709.1

	2003	2002
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$ 1,534.9**	$1,643.7
Actual return on plan assets	**(112.1)**	(18.6)
Employer contributions	**233.2**	14.1
Plan participants' contributions	**.1**	.1
Investment and administrative expenses	**(17.7)**	(13.8)
Other	**.1**	(.2)
Benefits paid	**(97.6)**	(90.4)
Fair value of plan assets at end of year	**1,540.9**	1,534.9

The funded status and amounts recognized in the company's consolidated balance sheets at May 25, 2003 and May 26, 2002 were:

	2003	2002
Funded Status	**$(359.1)**	$(174.2)
Unrecognized actuarial (gain) loss	**287.3**	(66.7)
Unrecognized prior service cost	**13.0**	25.7
Unrecognized transition amount	**(.6)**	(1.0)
Fourth quarter employer contribution	**3.0**	–
Accrued benefit cost	**$ (56.4)**	$(216.2)
Amounts Recognized in Consolidated Balance Sheets		
Prepaid benefit cost	**$ 4.9**	$ 6.7
Accrued benefit cost	**(205.5)**	(257.9)
Intangible asset	**16.3**	10.4
Accumulated other comprehensive loss	**127.9**	24.6
Net Amount Recognized	**$ (56.4)**	$(216.2)
Actuarial Assumptions		
Discount rate	**6.50%**	7.25%
Long-term rate of compensation increase	**4.50%**	5.50%

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at February 28, 2003 and 2002, respectively, were:

	2003	2002
Projected benefit obligation	**$610.9**	$343.4
Accumulated benefit obligation	**606.9**	309.1
Fair value of plan assets	**399.1**	231.2

Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 5.1 million shares of the company's common stock at a fair market value of $117.2 million and $118.9 million at February 28, 2003 and 2002, respectively.

Certain employees of the company are covered under defined contribution plans. The expense related to these plans was $37.2 million, $33.2 million and $30.2 million in fiscal 2003, 2002 and 2001, respectively.

Postretirement Benefits

The company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.

Components of postretirement benefit costs and weighted average actuarial assumptions are:

	2003	2002	2001
Postretirement Benefit Cost			
Service cost	**$ 3.1**	$ 3.0	$ 2.8
Interest cost	**26.5**	25.2	24.1
Expected return on plan assets	**(.6)**	(.6)	(.6)
Amortization of prior service cost	**(.7)**	–	(1.7)
Amortization of transition obligation	**–**	–	.1
Recognized net actuarial gain	**(.1)**	(4.0)	(5.5)
Curtailment (gain) loss	**(1.1)**	.3	–
	$27.1	$23.9	$19.2
Actuarial Assumptions			
Discount rate	**7.25%**	7.50%	7.50%
Long-term rate of return on plan assets	**13.70%**	13.70%	13.70%

Included in the company's postretirement plan assets are guaranteed investment contracts ("GICs") entered into in 1981 that provide guaranteed double-digit returns.

The change in accumulated benefit obligation, change in plan assets and funded status of the plans at February 28, 2003 and 2002, respectively, were:

	2003	2002
Change in Accumulated Benefit Obligation		
Accumulated benefit obligation at beginning of year	**$ 381.9**	$ 351.7
Service cost	**3.1**	3.0
Interest cost	**26.5**	25.2
Plan participants' contributions	**3.7**	2.8
Actuarial loss	**152.7**	46.7
Benefits paid	**(46.7)**	(42.2)
Plan amendments	**(6.9)**	(5.3)
Accumulated benefit obligation at end of year	**$ 514.3**	$ 381.9
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$ 4.7**	$ 5.1
Actual return on plan assets	**.6**	.6
Employer contributions	**42.1**	38.4
Plan participants' contributions	**3.7**	2.8
Benefits paid	**(46.7)**	(42.2)
Fair value of plan assets at end of year	**$ 4.4**	$ 4.7
Funded Status	**$(509.9)**	$(377.2)
Unrecognized net (gain) loss	**119.7**	(27.5)
Unrecognized prior service cost	**(5.1)**	(5.8)
Accrued benefit cost	**$ (395.3)**	$(410.5)
Actuarial Assumptions		
Discount rate	**6.50%**	7.25%

Benefit costs were generally estimated assuming retiree health care costs would increase 11% in fiscal 2004, decreasing gradually to 4.75% in 2012 and thereafter.

A one percentage point change in assumed health care cost rates would have the following effect:

	One Percent Increase	One Percent Decrease
Total service and interest cost components	$ 2.7	$ (2.3)
Postretirement benefit obligation	49.5	(42.2)

The company generally intends to fund claims as reported.

21. BUSINESS SEGMENTS AND RELATED INFORMATION

The company's operations are aggregated into four reportable segments based upon similar economic characteristics, nature of products and services offered, nature of production processes, the type or class of customer and distribution methods. Packaged Foods includes the company's shelf-stable, frozen and refrigerated foods, which are processed and packaged. Meat Processing includes historical operations that process beef and pork. Both the Packaged Foods and Meat Processing reporting segments market food products in retail, deli and foodservice channels. Food Ingredients includes the company's basic ingredients, milled ingredients and specialty ingredients operations. Agricultural Products includes operations involved in the distribution of agricultural crop inputs.

As a result of organizational changes, the company has moved its commodity sourcing and merchandising operations from the Agricultural Products reporting segment to the Food Ingredients reporting segment. Within the Food Ingredients reporting segment, these commodity sourcing and merchandising functions are now included in the segment's basic ingredients operations. All periods presented have been reclassified to reflect this change.

On September 19, 2002, the company sold a controlling interest in its fresh beef and pork operations to a joint venture led by outside investors (see note 3). As a result, the Meat Processing segment information includes beef and pork operating activity through September 19, 2002. During the fourth quarter of fiscal 2003, the company settled an insurance claim related to a fire at a beef plant previously owned by the company in Garden City, Kansas. The insurance proceeds represented a recovery for the loss of facilities, inventory and related items. As a result of the settlement, the company recognized approximately $50 million in increased operating profit within the Meat Processing reporting segment for fiscal 2003.

In addition, during the fourth quarter of fiscal 2003, the company committed to a plan to sell its chicken business. On June 9, 2003, the company announced an agreement to sell its chicken business to Pilgrim's Pride Corporation. As a result of this pending chicken business divestiture, operations of the chicken business are classified as discontinued operations, and accordingly are not included in the Meat Processing reporting segment for all periods presented.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses. General corporate expense, goodwill amortization, net interest expense, equity method investment earnings and income taxes have been excluded from segment operations.

	2003	2002	2001
Sales to unaffiliated customers			
Packaged Foods	**$12,266.1**	$12,497.3	$11,500.2
Food Ingredients	**2,192.5**	2,020.3	2,067.5
Agricultural Products	**2,911.9**	3,222.0	3,232.9
Meat Processing	**2,468.7**	7,733.4	8,259.9
Total	**$19,839.2**	$25,473.0	$25,060.5
Intersegment sales			
Packaged Foods	**$ 31.1**	$ 30.8	$ 40.4
Food Ingredients	**201.1**	208.3	299.7
Agricultural Products	**4.4**	.9	4.0
Meat Processing	**184.7**	656.8	608.1
	421.3	896.8	952.2
Intersegment elimination	**(421.3)**	(896.8)	(952.2)
Total	**$ –**	$ –	$ –
Net sales			
Packaged Foods	**$12,297.2**	$12,528.1	$11,540.6
Food Ingredients	**2,393.6**	2,228.6	2,367.2
Agricultural Products	**2,916.3**	3,222.9	3,236.9
Meat Processing	**2,653.4**	8,390.2	8,868.0
Intersegment elimination	**(421.3)**	(896.8)	(952.2)
Total	**$19,839.2**	$25,473.0	$25,060.5
Operating profit (loss)			
Packaged Foods	**$ 1,643.0**	$ 1,591.1	$ 1,374.2
Food Ingredients	**133.4**	198.1	246.4
Agricultural Products	**49.2**	(35.3)	29.0
Meat Processing	**99.4**	187.8	178.5
Total operating profit	**1,925.0**	1,941.7	1,828.1
General corporate expenses	**410.5**	279.3	237.0
Goodwill amortization	**–**	108.1	92.9
Interest expense, net	**276.3**	401.1	422.5
Equity method investment earnings	**37.9**	27.2	19.5
Income tax expense	**436.0**	445.3	412.8
Income from continuing operations before cumulative effect of changes in accounting	**840.1**	735.1	682.4
Income (loss) from discontinued operations, net of tax	**(69.2)**	49.9	.1
Cumulative effect of changes in accounting	**3.9**	(2.0)	(43.9)
Net income	**$ 774.8**	$ 783.0	$ 638.6
Identifiable assets			
Packaged Foods	**$ 8,706.9**	$ 9,209.6	$ 9,274.8
Food Ingredients	**1,968.5**	1,857.1	1,952.0
Agricultural Products	**1,346.4**	1,378.5	1,702.5
Meat Processing	**386.7**	1,481.9	1,568.0
Corporate	**1,978.0**	815.5	1,124.7
Discontinued operations	**684.9**	828.3	858.8
Total	**$15,071.4**	$15,570.9	$16,480.8
Additions to property, plant and equipment			
Packaged Foods	**$ 311.1**	$ 351.4	$ 311.0
Food Ingredients	**36.8**	23.4	26.9
Agricultural Products	**9.4**	16.9	30.2
Meat Processing	**7.9**	56.5	77.9
Corporate	**25.2**	27.5	65.1
Total	**$ 390.4**	$ 475.7	$ 511.1
Depreciation and amortization			
Packaged Foods	**$ 265.6**	$ 386.6	$ 376.8
Food Ingredients	**56.4**	53.3	56.3
Agricultural Products	**22.4**	23.9	19.1
Meat Processing	**21.6**	68.3	68.1
Corporate	**30.7**	31.2	18.1
Total	**$ 396.7**	$ 563.3	$ 538.4

The operations of the company are principally in the United States. Operations outside the United States are worldwide with no single foreign country or geographic region being significant to the consolidated operations. Foreign net sales were $2.1 billion, $3.8 billion and $3.7 billion in fiscal 2003, 2002 and 2001, respectively. Net sales are attributed to countries based on location of customer. The company's long-lived assets located outside of the United States are not significant.

22. QUARTERLY RESULTS (UNAUDITED)

	Net Sales[2]	Gross Profit[2]	Net Income	Earnings Per Share[1] Basic	Earnings Per Share[1] Diluted	Market Price of Stock High	Market Price of Stock Low	Dividends Declared Per Share
2003								
First	$ 6,529.1	$ 978.6	$ 227.6	$ .43	$ .43	$ 26.53	$ 21.04	$ .23500
Second	5,437.8	1,056.8	235.8	.45	.44	26.00	23.24	.24750
Third	3,962.8	886.6	161.0	.30	.30	25.69	23.16	.24750
Fourth	3,909.5	900.9	150.4	.29	.28	23.15	19.43	.24750
Year	**$19,839.2**	**$3,822.9**	**$774.8**	**$1.47**	**$1.46**	**$ 26.53**	**$19.43**	**$.97750**
2002								
First	$ 7,041.5	$ 1,015.6	$ 188.4	$ .36	$ .36	$ 22.63	$ 19.02	$ .22500
Second	6,815.2	1,069.1	231.6	.44	.44	24.70	21.72	.23500
Third	5,741.5	938.4	170.8	.31	.31	25.08	22.70	.23500
Fourth	5,874.8	954.3	192.2	.37	.36	25.64	22.60	.23500
Year	**$25,473.0**	**$3,977.4**	**$783.0**	**$1.48**	**$1.47**	**$ 25.64**	**$19.02**	**$.93000**

[1] The sum of earnings per share amounts reported for quarters within a fiscal year may not equal the earnings per share amount for the full fiscal year, due to rounding.

[2] Amounts differ from previously filed 10-Qs; during the fourth quarter of fiscal 2003, the company began to reflect the financial information of the chicken business as discontinued operations (see note 2).

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
ConAgra Foods, Inc.

We have audited the accompanying consolidated balance sheets of ConAgra Foods, Inc. and subsidiaries (the "company") as of May 25, 2003 and May 26, 2002, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity and cash flows for each of the three years in the period ended May 25, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ConAgra Foods, Inc. and subsidiaries as of May 25, 2003 and May 26, 2002, and the results of their operations and their cash flows for each of the three years in the period ended May 25, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2003 the company changed its method of accounting for goodwill and other intangible assets and in 2002 the company changed its method of accounting for derivative instruments and other hedging activities.



Deloitte & Touche LLP
Omaha, Nebraska
July 11, 2003

OUR GUIDING PRINCIPLES

In the marketplace, we are committed to pursuing business objectives that reward our consumers, customers, shareholders and employees. While we often express these goals in financial terms, we also express them in the form of our values and beliefs.

This means we place a high priority on managing our business in an ethical manner. Believing that everyone is both responsible and accountable, we foster and insist on ethical behavior throughout ConAgra Foods. Our employees should follow the spirit, as well as the letter, of the law, and feel comfortable about bringing ethical concerns forward without fear of reprisal. ConAgra Foods' Code of Conduct outlines the company's expectations of its employees – their responsibilities to each other, to our consumers, to our customers, to our suppliers, to the marketplace and to the communities in which we do business.

Just as we rely on the strength and integrity of our products, we also depend on, and value, the strength and integrity of the people who are ConAgra Foods.

Corporate Governance

Sound corporate governance practices are an important part of our foundation and tradition. We have many longstanding policies and practices, and we have also added measures to further strengthen our foundation. Our corporate governance practices include the following:

- Other than our Chief Executive Officer, none of our directors are, or ever have been, employed by the company.
- Directors and executive officers are committed to owning stock in ConAgra Foods, and as part of that commitment they will not sell any of their ConAgra Foods stock until at least six months after they cease to be a director or an executive officer.
- We do not permit loans to directors or executive officers.
- We do not re-price stock options, and never have.
- Our Audit Committee is comprised of independent directors, all of whom meet the requirements to be an audit committee financial expert as defined by the Securities and Exchange Commission.
- Our Human Resources Committee is comprised of independent directors who annually review and evaluate the Chief Executive Officer's performance and compensation.
- Our Corporate Governance Committee is comprised of independent directors who establish the corporate governance principles for ConAgra Foods.
- Our Nominating Committee is comprised of independent directors who propose to the Board the nominees to be elected at each stockholders' meeting.
- Non-employee directors meet in executive session without management present at every Board meeting.
- The Board has designated a lead director, Carl Reichardt, who chairs the executive sessions of the Board.
- Our Audit Committee has the authority to retain and replace our independent auditors.
- The lead partner of the independent public accounting firm that audits ConAgra Foods' books is rotated at least every five years.
- We encourage our employees to own ConAgra Foods stock, however our retirement plans are structured so that employees can diversify their vested holdings.
- Our Code of Conduct is our commitment to our longstanding standards for ethical business practices. Our Code of Conduct and our Code of Ethics for Senior Corporate Officers are published on our Web site.
- Our governance principles are published on our Web site, www.conagrafoods.com. These principles include guidelines for determining director independence, qualifications for directors (including a director retirement age), an annual evaluation of the Chief Executive Officer, and an annual Board and Board committee self-evaluation.
- The charter for each committee of the Board is also published on the Web site.

We routinely assess and refine our corporate governance practices and share them with shareholders by posting them on our company's Web site at www.conagrafoods.com.

Principal Officers

The principal officers of the company include, among others, those listed on pages 74 and 75 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls, which protects the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records that permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.

BOARD OF DIRECTORS

David H. Batchelder
San Diego, California
Principal of Relational Investors LLC (investment advisory firm) and Principal of Relational Advisors LLC (investment advisory and consulting firm).
Director since 2002.

Mogens C. Bay
Omaha, Nebraska
Chairman and Chief Executive Officer of Valmont Industries, Inc. (products for water management and infrastructure).
Director since 1996.

Howard G. Buffett
Decatur, Illinois
President of BioImages (photography and publishing) and President of Buffett Farms.
Director since 2002.

Stephen G. Butler
Leawood, Kansas
Retired Chairman and Chief Executive Officer of KPMG LLP (national public accounting firm). Director since 2003.

Gen. John T. Chain, Jr.
Fort Worth, Texas
Chairman of the Thomas Group (international management consulting).
Retired General, United States Air Force.
Retired Commander-in-Chief of the Strategic Air Command. Director since 2001.

Dr. Alice B. Hayes
Chicago, Illinois
President emerita of the University of San Diego. Director since 2001.

W. G. Jurgensen
Columbus, Ohio
Chief Executive Officer of Nationwide Mutual Insurance Company.
Director since 2002.

Robert A. Krane
Denver, Colorado
Retired Consultant, KRA, Inc.
Retired President, Chief Executive Officer and Director of Central Bancorporation, Inc. (financial services). Retired Vice Chairman and Director of Norwest Corporation.
Director since 1982.

Mark H. Rauenhorst
Minnetonka, Minnesota
President and Chief Executive Officer of Opus Corporation (commercial real estate development and construction).
Director since 2001.

Carl E. Reichardt
San Francisco, California
Vice Chairman of Ford Motor Company.
Retired Chairman of the Board of Directors of Wells Fargo & Company.
Director since 1993.

Bruce Rohde
Omaha, Nebraska
Chairman of the Board and Chief Executive Officer of ConAgra Foods, Inc., since September 1998. Director since 1996.

Dr. Ronald W. Roskens
Omaha, Nebraska
President of Global Connections, Inc. (international business consulting). Retired Head of U.S. Agency for International Development. Retired President of the University of Nebraska. Director since 1992.

Kenneth E. Stinson
Omaha, Nebraska
Chairman and Chief Executive Officer of Peter Kiewit Sons', Inc. (construction and mining). Director since 1996.

Board Committees

Lead Director
Carl E. Reichardt

Audit Committee
Robert A. Krane, Chairman
Mogens C. Bay
Stephen G. Butler
W. G. Jurgensen
Kenneth E. Stinson

Corporate Affairs Committee
Howard G. Buffett, Chairman
Dr. Alice B. Hayes
Mark H. Rauenhorst

Corporate Governance Committee
Gen. John T. Chain, Jr., Chairman
David H. Batchelder
Mogens C. Bay
Dr. Alice B. Hayes
Kenneth E. Stinson

Executive Committee
Bruce Rohde, Chairman
Robert A. Krane
Carl E. Reichardt

Human Resources Committee
Carl E. Reichardt, Chairman
David H. Batchelder
Gen. John T. Chain, Jr.
Dr. Ronald W. Roskens

Nominating Committee
Dr. Ronald W. Roskens, Chairman
Howard G. Buffett
W. G. Jurgensen
Carl E. Reichardt

OFFICERS

CORPORATE OFFICERS

Bruce Rohde
Chairman, Chief Executive Officer and President

Control and Development

Dwight J. Goslee
Executive Vice President, Operations Control and Development

Jay D. Bolding
Senior Vice President and Controller

P. Douglas Linehan
Vice President, Assistant Controller

Mark A. Garth
Vice President, Capital Management

John F. Gehring
Senior Vice President, Internal Audit

Debra L. Keith
Vice President, Taxes

Patrick J. Koley
Vice President, Planning

Finance and Risk

James P. O'Donnell
Executive Vice President, Chief Financial Officer and Corporate Secretary

Scott E. Messel
Vice President, Treasurer

B. Sailesh Ramamurtie
Vice President, Risk Control

James P. Salvadori
Vice President, Credit Services

Human Resources and Administration

Owen C. Johnson
Executive Vice President, Human Resources and Administration

Anita L. Wheeler
Vice President, Executive Recruiting

Linda I. Workman
Vice President, Workforce Effectiveness

David G. Pederson
Vice President, Compensation

James G. Doyle
Vice President, Real Estate and Facilities

Anthony M. Sanders
Vice President, Human Resources Business Center

Information Systems

Kenneth W. Gerhardt
Senior Vice President, Information Systems & Services and Chief Information Officer

Gerrit J. Schutté
Vice President, Enterprise Technology Services

Steven P. Hansen
Vice President, Enterprise Business Applications

Douglas A. Taylor
Vice President, Process and System Integration

Communications

Christopher P. Kircher
Vice President, Communications

Brent A. Baglien
Vice President, Government Affairs

Investor Relations

Chris W. Klinefelter
Vice President, Investor Relations

Economic and Commodity Strategies

Michael D. Walter
Senior Vice President, Commodity Procurement and Economic Strategy

Operational Improvements

Russell J. Bragg
Senior Vice President, Operational Improvements

Office of Product Quality and Development

Patricia Verduin
Senior Vice President and Director, Office of Product Quality and Development

Environment, Health and Safety

Philip J. James
Senior Vice President, Environment, Health and Safety

OFFICERS

PACKAGED FOODS OFFICERS

ConAgra Foods Retail Products

F. Martin Thrasher
President and Chief Operating Officer

Douglas A. Knudsen
President, Retail Sales

Roger J. Berdusco
Senior Vice President, Marketing

Kevin P. Adams
Senior Vice President, Integrated Financial Operations

John C. Adderton
Vice President, Retail Customer Service

Gregg A. Tanner
Senior Vice President, Supply Chain

Refrigerated Foods Group
Kevin T. Kotecki
President and Chief Operating Officer

Grocery Foods Group
Dennis F. O'Brien
President and Chief Operating Officer

Snack Foods Group
John S. McKeon
President and Chief Operating Officer

Frozen Foods Group
R. Dean Hollis
President and Chief Operating Officer

International Foods Group
Ian F. Troop
President and Chief Operating Officer

ConAgra Foods Deli

Richard G. Scalise
President and Chief Operating Officer

ConAgra Foodservice

Allan B. Lutz
President and Chief Operating Officer

William J. Caskey
President, Foodservice Sales

Paul E. Peitzsch
Vice President, Finance and Senior Financial Officer

Specialty Potato Products
Jeffery J. DeLapp
President

Refrigerated Foodservice
Raymond J. DeRiggi
President

Diversified Food Products
Larry Cirina
President

Ethnic Foods
Ronald G. Altman
President

Seafood
Jesse Gonzalez
President

Frozen Prepared Foods
James L. Clough
Vice President and General Manager

FOOD INGREDIENTS OFFICERS

ConAgra Food Ingredients

Gregory A. Heckman
President and Chief Operating Officer

Specialty Ingredients
David J. Colo
Executive Vice President

Basic Ingredients
Gregory A. Heckman
President and Chief Operating Officer

AGRICULTURAL PRODUCTS OFFICERS

ConAgra Foods Agricultural Products

United Agri Products
Larry Kenneth Cordell
President and Chief Operating Officer

CONAGRA FOODS FOUNDATION

Lynn L. Phares
President

LEGAL COUNSEL

McGrath, North, Mullin & Kratz, P.C.
Omaha, Nebraska

General Counsel
Roger W. Wells

Assistant General Counsel
Leo A. Knowles

Contacts

Investor Relations (402) 595-4154
(for analyst/investor inquiries)

ConAgra Foods Shareholder Services (800) 214-0349
(for individual shareholder account issues)

Assistant Corporate Secretary (402) 595-4005
(for additional shareholder needs)

ConAgra Foods Investor Information (800) CAG-0244
(news and publications – ConAgra Foods representatives available during business hours)

Corporate Communications (402) 595-5392
(for media/other inquiries)

Corporate Headquarters

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001
(402) 595-4000

ConAgra Foods Stock

ConAgra Foods common stock is listed on the New York Stock Exchange. Ticker symbol: CAG. At the end of fiscal 2003, 537.0 million shares of common stock were outstanding, including 7.4 million shares held in the company's Employee Equity Fund. There were approximately 34,000 shareholders of record, approximately 41,500 holders via ConAgra Foods' 401(k) plan for employees, and more than 212,000 "street-name" beneficial holders whose shares are held in names other than their own – in brokerage accounts, for example. During fiscal 2003, 501 million shares were traded, a daily average of approximately 2.0 million shares.

The Series B preferred securities of ConAgra Foods Capital, L.C. also are listed on the New York Stock Exchange. Ticker symbol: CAG PrB. For the current dividend rate of ConAgra Foods Capital's Series B adjustable rate preferred securities, call (800) 214-0349.

Transfer Agent and Registrar

Wells Fargo Shareowner Services
161 N. Concord Exchange – P.O. Box 64856
St. Paul, MN 55164-0856
(800) 214-0349

Printed on recycled paper

Common Stock Dividends

ConAgra Foods normally pays quarterly common stock dividends on March 1, June 1, September 1 and December 1. During fiscal 2003, ConAgra Foods declared dividends of $0.9775. The current annual dividend rate is $0.99 per share. The company's dividend objective is on page 9 of this report.

ConAgra Foods has paid 110 consecutive quarterly common stock dividends. During fiscal 2003, the company began its 28th consecutive year of increased dividends per share.

Annual Meeting of Shareholders

ConAgra Foods' annual shareholders' meeting will be held on Thursday, September 25, 2003, at 1:30 p.m., at the Omaha Civic Auditorium Music Hall, 1804 Capitol Ave., Omaha, Nebraska. See the proxy statement for additional information.

ConAgra Foods Shareholder Services

Stockholders of record who have questions about or need help with their accounts may contact ConAgra Foods Shareholder Services, (800) 214-0349.

Through the ConAgra Foods Shareholder Service Plan, stockholders of record may:

- Have stock certificates held by ConAgra Foods Shareholder Services for safekeeping and for facilitating sale or purchase of shares.
- Automatically reinvest some or all dividends in ConAgra Foods common stock. About 57 percent of ConAgra Foods stockholders of record participate in the dividend reinvestment plan.
- Purchase additional shares of ConAgra Foods common stock through voluntary cash investments of $50 to $50,000 per calendar year.
- Have bank accounts automatically debited to purchase additional ConAgra Foods shares.
- Automatically deposit dividends directly to bank accounts through Electronic Funds Transfer (EFT).

Investors can access information on ConAgra Foods' business performance and other information, including links to ConAgra Foods' brand Web sites, on our corporate Web site at www.conagrafoods.com.

Communicating with our Investors

- Earnings results are announced quarterly and are distributed through international news agencies, as are other significant company news items.
- Quarterly reports are mailed directly to shareholders and are available electronically.
- A detailed question-and-answer supplement relating to the company's performance or significant company news is provided on our Web site with each quarterly earnings or news release at www.conagrafoods.com.
- Verbal commentary by senior management on the quarterly business performance is available through a toll-free telephone number and Internet webcast made available to the public.
- Individual and institutional investors and analysts are welcome to discuss ConAgra Foods' performance, strategies and other matters by contacting Investor Relations at (402) 595-4154.
- ConAgra Foods meets with investors at our offices or other mutually convenient locations.
- Company management also makes numerous presentations at food and consumer industry conferences, which are broadcast to the public on the Internet.

News and Publications

ConAgra Foods mails quarterly and annual reports to shareholders of record. Street name holders who would like to receive these reports may call ConAgra Foods Investor Information at (800) CAG-0244 and ask to be placed on our mailing list. The reports are also available electronically by registering at www.investordelivery.com.

You may also dial (800) CAG-0244 to hear current company news or request printed materials such as the Form 10-K. The company also makes available on its Web site the reports filed by the company with the Securities and Exchange Commission. The company's Corporate Governance Principles, including charters for each committee of the Board of Directors; Code of Ethics for Senior Corporate Officers; and Code of Conduct are posted on the company's Web site at www.conagrafoods.com. **ConAgra Foods shareholders also can obtain copies of these items at no charge by writing to: Assistant Corporate Secretary, One ConAgra Drive, Omaha, NE 68102-5001.**

BREAKFAST TIME



LUNCH TIME



SNACK TIME



DINNER TIME





BREAKFAST TIME

Fleischmann's

HEALTHY CHOICE

egg beaters

ARMOUR
Brown 'N Serve

ECKRICH

ALL NATURAL
PAM

Knott's
BERRY FARM

Cook's

PARKAY
"The Flavor Says "Butter!"

LUNCH TIME


HEALTHY CHOICE

Hunt's
MANWICH

Kid Cuisine

ARMOUR

Van Camp's

HEBREW NATIONAL

Lunch Makers

peter pan

Chef BOYARDEE

SNACK TIME


Orville Redenbacher's

slim jim

Reddi wip

DAVID

PEMMICAN
BEEF JERKY

ACT II

Crunch 'n Munch

Snack Pack
Pudding

SWISS MISS

DINNER TIME


Orville Redenbacher's

HEALTHY CHOICE

Banquet

Rosarita

BUTTERBALL

LA CHOY

Marie Callender's

LOUIS KEMP
SEAFOOD CO.

Hunt's

Now Go and Get It...



Familiar Favorites
ACT II
Banquet
Homestyle Bakes
10% MORE CHICKEN!
Banquet
COMPLETE DINNER
Hunt's
Hunt's
5






HEALTHY CHOICE
Orville

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

ConAgra Foods®